Exhibit 99.1

CANWEST GLOBAL COMMUNICATIONS CORP.

ANNUAL INFORMATION FORM

November 28, 2006

ANNUAL INFORMATION FORM

CANWEST GLOBAL COMMUNICATIONS CORP.

NOVEMBER 28, 2006

TABLE OF CONTENTS

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Development	5
Recent Developments	5

DESCRIPTION OF THE BUSINESS	7
Our Business	7

RISK FACTORS	32

DIVIDEND POLICY	43

CAPITAL STRUCTURE	43

CREDIT RATINGS	44

MARKET FOR SECURITIES	46

DIRECTORS AND OFFICERS	49

LEGAL PROCEEDINGS	50

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	51

INTEREST OF EXPERTS	51

TRANSFER AGENT AND REGISTRARS	51

ADDITIONAL INFORMATION	51

AUDIT COMMITTEE INFORMATION	52

APPENDIX – AUDIT COMMITTEE CHARTER	54

This Annual Information Form contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

CORPORATE STRUCTURE

CanWest Global Communications Corp. is an international media company with interests in broadcast television, publications, radio, specialty cable channels, out-of-home advertising and interactive operations in Canada, Australia, New Zealand, Malaysia, Singapore, Indonesia, Turkey, the United Kingdom and the United States.

The Company was originally incorporated as Keigwin Investments Limited under the laws of the Province of Ontario on June 14, 1979. The Company’s name was changed to CanWest Communications Enterprises, Inc. by articles of amendment dated April 16, 1985 and continued under the laws of the Province of Manitoba by articles of continuance dated May 27, 1986. By articles of amendment dated September 19, 1990, the Company’s name was changed to CanWest Global Communications Corp. and by articles of continuance dated July 25, 1991 the Company was continued under the laws of Canada (the Canada Business Corporations Act). Our registered office and corporate head office is located at CanWest Global Place, 31st Floor, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7.

Unless otherwise specified, all information in this annual information form is presented as at August 31, 2006.

The following is a summarized organizational chart for the Company. The entities are 100% owned unless indicated otherwise.

(1)	We own a 14.4% interest, which, together with our ownership of subordinated and convertible debentures, represents a 56.4% economic interest.
(2)	We hold a 20% interest in this company which holds the broadcast licence for one of our Turkish radio stations. In addition, we hold an indirect option to acquire a 100% equity interest in this company and three other Turkish companies which each hold a broadcast licence for our remaining three Turkish radio stations.

GENERAL DEVELOPMENT OF THE BUSINESS

Historical Background

We are an international media company with interests in broadcast television, publications, radio, specialty cable channels, outdoor advertising and interactive operations in Canada, Australia, New Zealand, Malaysia, Singapore, Indonesia, Turkey, the United Kingdom and the United States. In fiscal 2000, we significantly expanded our media operations in Canada with the acquisition of nine television stations of WIC Western International Communications Inc. and the purchase of all of the major Canadian publications and internet assets of Hollinger Inc., including the metropolitan daily newspapers in nearly every large city in Canada and a national newspaper, The National Post.

In the period subsequent to these acquisitions we have worked to integrate our Canadian media operations, reduce operating costs and improve profitability. We have also completed the sale of a number of non-strategic assets in the ongoing drive to reduce corporate debt. In fiscal 2004 we launched an IPO for our New Zealand television and radio operations through which we sold a 30% interest in CanWest MediaWorks NZ. In fiscal 2006 we sold a 25.8% interest in our Canadian publications and interactive operations, with the exception of the National Post, to the CanWest MediaWorks Income Fund. In August 2006 we completed the sale of our 45% interest in TV3 Ireland.

Through these divestitures and partial divestitures as well as through refinancing of debt we have significantly reduced our debt and improved our financial flexibility.

During 2006 we entered the Turkish radio market through investments in two Turkish national radio stations, Super FM and Metro FM, and two Istanbul radio stations, Joy FM and Joy Turk FM. Recently we commenced operation of our U.K. radio operations with the start-up of a radio station, Original 106 FM in the Solent region of England. In addition, we were recently awarded a second FM broadcast licence in Bristol, England. We intend to pursue other potential avenues for development.

Recent Developments

Our Investment in Ten Group and CanWest MediaWorks (NZ).

In October 2006 the Australian government passed legislation which will relax foreign ownership restrictions and cross media ownership restrictions in Australia which we expect will be enacted in our fiscal 2007. We have engaged Citigroup Global Markets Inc. to assist us in exploring the opportunities that may arise from this change in legislation related to our investment in the Ten Group and in CanWest MediaWorks (NZ).

Sale of Canadian radio stations

In September 2006 we agreed to sell our Canadian radio stations for proceeds of $15 million. The closing of this transaction is subject to regulatory approval.

U.K. Radio Start up

Our first U.K. radio station, Original 106 FM, commenced broadcasting in October 2006 in the Solent region of England. In September 2006 we were awarded a second radio broadcast licence in Bristol, England. We expect to commence broadcasting in Bristol in the summer of 2007.

Sale of TV3 Ireland

In August 2006, we completed the sale of our 45% interest in TV3 Ireland for net proceeds of $179 million. In September 2006, these proceeds were used to reduce advances under our senior credit facility.

Eye Corp expansion

During 2006, Eye Corp, our Australia based out-of-home advertising operation successfully pursued its strategy of further expansion in Asian markets as well as in the United States and Europe. The results of this program include winning media tenders for the Manchester Airport in the U.K. and for the Singapore Changi Airport. Subsequent to year end Eye Corp established an operation in the United States focused on shopping mall media. Through the acquisition of contracts and successful tenders Eye Corp now holds the media rights to approximately 200 shopping malls in the United States. Also in September 2006, Eye Corp acquired its new division, Eye Study which operates advertising concessions in 78 post secondary education campuses in Australia and New Zealand.

Turkish Radio Acquisition

In April 2006, we completed our investments in Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. We have provided financing to a third party to indirectly acquire the remaining equity interest in each station and we hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. We have entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis

CanWest MediaWorks Income Fund

In October 2005, we transferred our net assets and operations of our Canadian publications and interactive operations excluding The National Post as well as certain shared service operations, which provide customer support and administrative services (the “Publications Group”) to a new entity, CanWest MediaWorks Limited Partnership (“Limited Partnership”). Concurrently, CanWest MediaWorks Income Fund (the “Fund”) closed its initial public offering of units and used the net proceeds of $517 million to acquire units of the Limited Partnership representing a 25.8% interest. The units of the Fund are listed on The Toronto Stock Exchange under the symbol CWM.UN. We hold a 74.2% interest in the Limited Partnership. Monthly cash distributions are paid by the Limited Partnership to the Fund and to us out of the distributable cash generated by the operations of the Limited Partnership. A portion of our 74.2% interest, representing 20% of the total units of the Limited Partnership, is in the form of subordinated units. We continue to consolidate the operations of the Publications Group with a minority interest charge to reflect the 25.8% ownership interest of the Fund.

In October 2005, the Limited Partnership obtained senior credit facilities in the amounts of $1 billion and we obtained new senior credit facilities in the amount of $500 million.

$517 net proceeds from the issuance of the Limited Partnership units to the Fund, $401 million in proceeds from the parent company facility, and $823 million in proceeds from Limited Partnership credit facilities were utilized to repay debt and associated cross currency interest rate swaps. Our consolidated debt was reduced by $400 million as a result of these transactions.

The operations of the Limited Partnership are directed and governed by its management and Board of Directors, a majority of whom are nominated by us. We continue to have substantial involvement in the operation of the Limited Partnership in accordance with various operating agreements governing the ongoing relationships between the Limited Partnership, the Fund and us.

Exchange Offer

In November 2004, we issued US$760.1 million in 8% Senior Subordinated Notes due 2012 in connection with the refinancing of the 12 1/8% Hollinger Notes. The effect of these transactions was to replace $903.6 million of 12 1/8% junior subordinated notes with $908.1 million (US$760.1 million) of new 8% senior subordinated notes.

New Zealand IPO

In July 2004, through a series of transactions, we transferred our net assets in our New Zealand media operations to CanWest MediaWorks (NZ) Limited for 70% of the ordinary shares of CanWest MediaWorks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets, CanWest MediaWorks (NZ) Limited completed an Initial Public Offering for 30% of its ordinary shares for NZ$100 million, net of costs of NZ$4 million (net proceeds of $83 million). In addition, CanWest MediaWorks (NZ) Limited issued a term bank loan of NZ$200 million.

Sale of UTV

In June 2004, we sold our interest in UTV for proceeds of $144 million, which were used to reduce corporate debt.

DESCRIPTION OF THE BUSINESS

Our business

Overview

We are a public company whose shares are listed on The Toronto Stock Exchange and The New York Stock Exchange.

We are an international media company with interests in broadcast television, publications, specialty cable channels, out-of-home advertising and interactive operations in Canada, Australia, New Zealand, Indonesia, Malaysia, Singapore, Turkey, the United Kingdom and the United States.

In Canada, we are a major multi-platform media company, with television, publications, radio and interactive operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate the Global Television Network, which covers approximately 97% of Canada’s English-language market. In addition, in Canada, we own and operate our five CH channels which provide second coverage with distinct programming in four major markets as well as a number of analogue and digital specialty channels. We are also the largest publisher of daily newspapers in Canada with aggregate daily paid circulation of 1.3 million copies representing approximately 35% of Canada’s average English-language daily newspaper total weekly paid circulation, and an estimated average weekly readership of 4.8 million people. In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

We believe the combination of our media assets in Canada provides us with a number of competitive advantages, including the ability to:

•	provide advertisers with multi-platform media advertising solutions designed to reach a mass audience or to target specific demographic or special-interest groups;

•	leverage the news and information production resources of our broadcasting, publications and internet operations to provide our audiences with superior depth and scope in local, regional and national coverage; and

•	cross-promote our brands, programs and other content across our various media platforms.

We also own significant interests in media properties in other markets. In Australia, we own a 56.4% economic interest in TEN Group, which owns Network TEN, one of three privately-owned national television networks. TEN Group also owns Eye Corp, an out-of-home advertising company with operations in Australia, New Zealand, Indonesia, Malaysia, Singapore, the United Kingdom, and the United States. In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), which operates two national television networks, 3 and C4, and a leading group of radio stations, RadioWorks. In Turkey we operate four radio stations and in the U.K. we operate one radio station and we are preparing to launch a second radio station.

For the year ended August 31, 2006, we generated revenue from continuing operations of $2,879 million, compared to $3,032 million in the prior year.

Operating Segments	Revenue For the year ended August 31
	2006	2005 (1)
	$000	$000
Publications and Interactive – Canada	1,258,455	1,228,851
Television
Canada	656,275	696,106
Australia - Network TEN	656,306	783,315
New Zealand	108,886	122,995

	1,421,467	1,602,416

Radio - New Zealand	83,926	93,428
Radio – Turkey	5,726	—

	89,652	93,428

Outdoor – Australia	109,051	107,790

Total revenue	2,878,625	3,032,485

(1)	Revised to reflect the classification of our Ireland television segment and Canadian radio stations as discontinued operations.

Business Strategy

In the consolidating and converging media landscape, our objective is to increase our revenue and operating income before amortization by leveraging our media platforms and acquiring, developing and controlling content. To achieve this objective, we intend to:

•	Offer comprehensive advertising solutions. Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets. Our Canadian television, publications and internet platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups. In New Zealand, our combination of a national television network and urban and rural radio networks allows us to design advertising solutions tailored to our clients’ needs.

•

Leverage content. By creating our own news and sports content and purchasing or commissioning entertainment content from our affiliates and others, we are able to supply our own platforms and syndicate our content to non-competing media outlets, reducing our effective costs. The combination of our television, publications and internet platforms makes us a leading owner and provider of content in Canada. Our news and information organization provides extensive resources to develop content for delivery across our multiple distribution platforms and enables us to provide complete and in-depth coverage of local, regional and national news and information to our audiences.

•	Cross-promote and co-brand our properties. The geographic overlap of our television, publications, and internet platforms enables us to cross-promote our properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada we use our newspapers to promote our television programs and websites. Our variety of platforms also enables us to pursue co-branding and brand extension opportunities.

•	Expand operations in other markets including emerging markets. We intend to develop and acquire additional media assets in our existing markets and expand into other markets where we believe there to be opportunities to utilize our expertise.

•	Improve efficiency and reduce operating costs. We continually pursue opportunities within our operations to improve efficiency and reduce operating costs through the use of technology and by consolidating common functions to reduce duplication of effort.

Canadian Media Operations

Canadian Television Industry

Three English-language national broadcast networks operate in Canada: the Global Television Network, the CTV television network and the Canadian Broadcasting Corporation. The Global Television Network and CTV are both privately-owned, commercial networks, while the CBC is government-owned and financed by a combination of federal government grants and commercial revenue. Several French-language networks and a number of independent stations also serve local markets. Bell Globemedia, which owns the CTV television network, has recently acquired CHUM an independent television station operation. This acquisition will not be effective until regulatory approval is received. In addition to Canadian stations, Canadian viewers generally have access to U.S. stations, directly over the air, via cable or satellite.

Canada has a well-developed cable television market that provides viewers with a wide range of viewing alternatives. Most Canadians have access to a number of Canadian specialty channels as well as a number of American broadcast and cable channels. In fall 2006, there were approximately 11.4 million households in Canada with cable and/or satellite services.

A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which each Canadian cable television system with over 2,000 subscribers is required to substitute the local Canadian conventional television signal, including the Canadian commercials, for the broadcast of the identical program by a U.S. station when the two programs are broadcast at the same time. As a result, the local Canadian broadcaster’s signal and advertisements appear on two cable channels simultaneously, thereby increasing the size of the Canadian broadcaster’s audience. Direct-to-home satellite services also have program substitution obligations. Program substitution is primarily intended to compensate Canadian conventional television broadcasters that have purchased exclusive local broadcast rights for U.S. programs for the encroachment on their market by U.S. broadcasters via cable and direct-to-home satellite services.

Television broadcasting in Canada is subject to cable priority carriage rules, whereby each cable system with over 2,000 subscribers must carry the signals of local conventional television broadcasters as part of their basic service. The guaranteed carriage enjoyed by local conventional television broadcasters under these rules is designed to ensure that they reach cable households and enjoy advantageous channel placement. These rules do not apply to direct-to-home satellite services.

In addition, Canadian conventional broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period averaged out over the broadcast year. The larger conventional broadcasters are also required to broadcast eight hours of priority programming (drama, music and dance, variety, entertainment magazine or regional productions) between 7 p.m. and 11 p.m. over the broadcast week. They are also required to close caption 90% of programming and 100% of news programming, to provide a minimum of four hours per week of described programming, and they have local programming and in some instances news programming commitments.

Also important to television broadcasting operations is the specialty service access rules, which require large cable systems operating in an English-language market to deliver each English-language analog specialty and Category 1 digital specialty service licenced for the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services must, distribute all Canadian analog specialty and Category 1 digital specialty services licenced for the area other than certain religious services. These rules help ensure wider carriage for Canadian specialty services than might otherwise be secured through negotiation with the cable companies.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2006 as a percentage of both Canadian television viewership and total television viewership (which includes viewership of non-Canadian stations):

Network or Station Group	Share of Canadian television	Share of Total television
Global Television Network and our “CH” stations (1)	17.0%	11.3%
CTV	24.4	16.2
CBC	8.0	5.3
CHUM (2)	9.2	6.1
Other Canadian broadcast stations	4.8	3.2
Pay and Specialty Canadian cable channels	36.6	24.3

Total English-language broadcasting	100.0%	66.4%

Source: Bureau of Broadcast Measurement (“BBM”) Spring 2006 Sweep, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

(1)	Does not include our specialty cable channels.
(2)	Bell Globemedia, the parent company of CTV has recently acquired CHUM. This acquisition is pending regulatory approval by the CRTC.

Television broadcasting in Canada is regulated by the CRTC. Canada maintains significant restrictions on the foreign ownership of Canadian broadcast television stations and specialty cable channels.

Our Canadian Television Operations

General

We are one of the largest owners and operators of commercial broadcast television stations in Canada, as measured by both revenue and operating income before amortization. We own and operate 16 television stations licenced to provide over-the-air television broadcasting services in eight provinces. Eleven of our stations comprise the Global Television Network, which broadcasts to all major metropolitan areas in Canada, including Toronto/Hamilton, Montreal, Vancouver/Victoria, Ottawa, Calgary, Edmonton, Quebec City, Halifax, Regina, Saskatoon and Winnipeg and which covers an estimated 23.6 million people, or approximately 97% of Canada’s English-language market.

Five of our stations operate as independents under the “CH” brand with a schedule that is distinct from our Global Television Network. Our “CH” brand stations provide us with second stations covering several of the largest markets in Canada: Toronto/ Hamilton, Vancouver/ Victoria, Ottawa/Gatineau, Calgary, Edmonton, Greater Montreal and the Okanagan region in the interior of British Columbia. The programming on our “CH” brand stations is targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by our Global Television Network. Our CHCH station in Hamilton and our CHEK station in Victoria also offer a broad range of local entertainment, news and information programming, while our CH (CJNT) station in Montreal also broadcasts multi-cultural programming. Until February of 2006, CHBC in Kelowna, British Columbia was a CBC affiliate. It is now a full-fledged CH station providing a new programming stream for viewers in the Okanagan region in the interior of British Columbia.

We also own a 66 2/3% interest in TVtropolis (formerly PrimeTV), a Canadian specialty channel providing entertainment and information programming to the “baby boomer” generation.

In November 2000, the CRTC awarded licences to operate three new digital Category 1 specialty channels and 27 new digital Category 2 specialty channels to us and/or partnerships in which we have an interest. Cable and satellite service operators that offer digital services are legally required to carry Category 1 channels, and can carry Category 2 channels at their option. We launched two Category 1 services, mentv (49% owned) and Mystery TV (50% owned) and four Category 2 channels, Lonestar, DejaView, Fox Sports World Canada and Xtreme Sports, in September 2001. In September 2003, we launched CoolTV, a Category 2 channel.

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective Designated Market Areas or Extended Market Areas for Fall 2005/Spring2006:

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA (1)	Audience Share (1)
Global Television Network:
Global Ontario	CIII	13	2	9.6%
Global Quebec (2)	CKMI	8	2	6.2
Global Vancouver	CHAN	13	2	12.1
Global Calgary	CICT	8	2	9.2
Global Edmonton	CITV	8	2	9.7
Global Winnipeg	CKND	8	2	10.0
Global Halifax	CIHFNS	8	2	7.9
Global Saskatoon	CFSK	7	2	7.8
Global Regina	CFRE	7	2	6.9
Global Saint John	CIHF-NB	8	2	6.2
Global Lethbridge (3)(4)	CISA	8	2	9.1
CH Television System:
Montreal, Quebec (2)	CJNT	8	8	1.4
Hamilton, Ontario (5)	CHCH	13	5	4.0
Victoria, British Columbia (6)	CHEK	13	4	4.6
Okanagan-Kamloops, British Columbia	CHBC	8	6	4.8
Red Deer, Alberta	CHCA	8	4	3.3

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton and Vancouver/Victoria, September 12, 2005 to December 18, 2005 and January 2, 2006 to May 28, 2006. BBM Meter Research adults ages 18 to 49. All other markets: Fall 2005/Spring 2006 average BBM Sweeps, adults ages 18 to 49.
(2)	Based on English language stations only.
(3)	BBM Area 9705 — Lethbridge area.
(4)	CISA is a repeater of CICT Calgary.
(5)	Rank and Share in the Toronto/Hamilton EMA.
(6)	Rank and Share in Vancouver/Victoria EMA.

Programming

Our Global Television Network targets adults ages 18 to 49, while our “CH” brand stations target a more mature demographic, adults ages 25 to 54. The key elements of our programming strategy are:

•	purchasing exclusive Canadian broadcasting rights to entertainment programs which appeal to our target audiences; and

•	maximizing simulcasting opportunities.

We aggressively promote our television series and seek to develop viewer loyalty by offering a consistent programming schedule. By purchasing exclusive Canadian broadcasting rights to programming, we are able to control its distribution throughout the country. We are also able to offset programming costs through syndication to non-competing stations. We simulcast U.S.-originated programming whenever possible in order to maximize our ratings and advertising revenue.

Substantially all of our acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as our conventional television stations. Many of our programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia) and Fox. These agreements require suppliers to provide, and us to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for our program acquisitions and have enhanced our ability to retain highly-rated U.S. network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both our Global Television Network and our “CH” brand stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, The Apprentice, Will and Grace, Las Vegas, Without a Trace, Prison Break, Bones, House, Numbers, Deal or no Deal, Family Guy, NCIS, Extreme Makeover Home Edition, Two and a Half Men, The Simpsons, Gilmore Girls, and 24. Global Television also broadcasts world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Championships.

Since its launch in September 2001, Global National, Canada’s only supper-hour national newscast, has won several prestigious national awards including six from the Radio-Television News Directors Association, four Leo awards for best National newscast and best anchor as well as two Gemini awards for best anchor. Strategically, Global National has enhanced the news “brand” and credibility of many of Global television’s local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at the supper hour has led to considerable expansion of news programming, especially in British Columbia, Alberta and Ontario. Global British Columbia, for example, is now broadcasting 43 hours of local news programming per week and commands one of the largest local English language news audiences in Canada.

Ratings

The following table sets forth Global Television’s audience shares and that of its primary competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2005 and 2006 broadcast years. Our stations are identified by bold type.

Audience Share in Selected Major Markets (1)

	Primetime 7PM -11PM (2)		Rank (3)	6AM – Midnight (2)		Rank (3)
	2005/2006	2004/2005	2005/2006	2005/2006	2004/2005	2005/2006
Toronto/Hamilton (4):
CTV-CFTO	14.2%	13.4%	1	10.8%	10.1%	1
Global Ontario – CIII	8.8	9.2	2	7.2	7.5	2
CHUM – CITY	4.6	6.2	3	5.3	6.3	3
CBC – CBLT	5.4	4.0	4	4.4	3.3	4
“CH” Brand – CHCH	3.5	3.6	5	2.9	3.2	5
CHUM – CKVR	2.1	2.3	6	1.8	1.9	7
Fox – WUTV	1.8	1.9	7	2.4	2.4	6
Rogers – CFMT	1.3	1.7	8	1.3	1.7	8

Vancouver/Victoria (5):
CTV – CIVT	12.6	14.3	1	8.1	9.8	2
Global Vancouver – CHAN	11.3	11.9	2	12.1	13.8	1
CBC – CBUT	6.2	4.7	3	5.5	4.1	4
CHUM-CKVU	4.2	5.1	4	3.5	4.0	5

“CH” Brand – CHEK	4.1	4.9	5	3.6	4.35	3
CHUM – CIVI	3.1	3.4	6	2.4	3.0	6
Independent – KVOS	1.5	1.7	7	1.3	1.4	7

(1)	Audience share among adults 18 to 49.
(2)	September 12, 2005 to May 28, 2006 and September 13, 2004 to May 29, 2005.
(3)	Based upon figures reported in this table.
(4)	BBM Toronto Meter Data, September 12, 2005 to May 28, 2006 and September 13, 2004 to May 29, 2005.
(5)	BBM Vancouver Meter Data, September 12, 2005 to May 28, 2006 and September 13, 2004, to May 29, 2005.

Advertising Sales and Revenue

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal 2006, we derived approximately 84% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers. Under the terms of our broadcasting licences, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.

Intangible Assets

Within our Canadian television operations, we have identified broadcast licences in the amount of $494.9 million. These assets have indefinite lives.

Canadian Publications Industry

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest newspaper publisher in Canada, with 28% of paid circulation in 2006 (35% of English language paid circulation), ahead of Torstar Corporation (14%), Quebecor (21%), Power Corp. (10%), The Globe and Mail (7%), Osprey Media Income Fund (6%) and others (14%).

Total Canadian daily newspaper industry revenue was $3.4 billion in 2005, with 77% derived from advertising and the balance of 23% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue increased, compared to the prior year, by 2%, or $48 million in 2005 to $2.7 billion. In 2004, daily newspaper advertising revenue increased by 3.0%, or $80 million following an increase of 0.8%, or $18.8 million in 2003. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Daily newspaper circulation revenue has been stable for the past ten years. From 2004 to 2005, average Canadian daily newspaper circulation revenue increased by $44 million or 6% to $789 million. The median single copy price for a weekday edition of a Canadian daily newspaper increased to $0.80 in 2005 from $0.65 in 1995. The industry has seen slight declines in circulation volumes. Total newspaper circulation of 4.8 million copies in 2005 compared to 5.3 million copies in 1995. In spite of the decline in circulation, newspaper readership (as measured by NADBank, 2005) has remained stable as a result of an increase in the number of readers per copy. Daily newspapers weekly readership in ten major Canadian markets remained stable at 10.3 million readers in 2005 compared to 10.4 million in 2004.

Our Publications Operations

General

Our Canadian Publications operations are comprised of our newspaper and interactive operations which are operated by the Limited Partnership as well as the National Post. We are the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue. Our publications include 10 daily metropolitan newspapers, all of which serve markets also reached by our broadcast television signals. In addition, we own and operate two other daily newspapers, 21 non-daily community newspapers, and a number of shopping guides and newspaper-related publications in British Columbia as well as an interest in a joint venture to produce free commuter publications. We also own The National Post, one of Canada’s two national daily newspapers.

Our newspapers have an aggregate daily paid circulation of 1.3 million copies, representing approximately 35% of Canada’s daily average English-language newspaper circulation, and an estimated average weekly readership of 4.8 million people in 2005. Most of our newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry to potential new competitors to larger daily newspapers. While internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or operating income before amortization of our publications assets.

Daily Newspapers

We publish 10 daily metropolitan newspapers (nine broadsheets and one tabloid) and two other daily newspapers (broadsheets). The average age of our daily newspapers is 124 years old. Our newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards.

The following table sets forth our paid daily circulation for our daily newspapers, other than the National Post, and their respective readership statistics as of the dates noted:

Publication	Market	Established	Total Daily Paid Circulation(1)	Weekly Readership(2)	Market Position(3)		Local Newspaper Market Share(1)(6)
The Vancouver Sun	Vancouver	1912	170,272	866,000	2	(4)	100	%(7)
The Province	Vancouver	1898	147,614	880,200	1
The Gazette	Montreal	1778	131,893	563,300	1	(5)	100%
Ottawa Citizen	Ottawa	1845	128,733	487,100	1
Edmonton Journal	Edmonton	1903	125,887	462,000	1
Calgary Herald	Calgary	1883	120,015	487,300	1
The Windsor Star	Windsor	1918	69,185	209,900	1		100%
Times Colonist	Victoria	1858	71,485	203,000	1		100%
The StarPhoenix	Saskatoon	1902	55,710	138,100	1		100%
Leader-Post	Regina	1885	50,254	121,200	1		100%
Nanaimo Daily News	Nanaimo	1874	7,702	n.a.	1		100%
Alberni Valley Times	Port Alberni	1919	5,159	n.a.	1		100%

Total			1,083,909

Notes:

(1)	Source: September 2006 ABC Publisher’s Statements, as filed to ABC, subject to audit.
(2)	Source: NADbank weekly Readership of daily paid circulation newspapers by Resident Market, NADbank 2005 and NADbank ‘05/06 studies (based upon 6/7 day cume, adults 18+). Cumulative readership for Vancouver Sun and Province, Ottawa Citizen and Montreal Gazette.
(3)	As measured by paid circulation and readership.
(4)	Second to The Province, which is also owned by the Limited Partnership.
(5)	Number one English-language newspaper; number three overall.
(6)	Based upon total weekly paid circulation of English-language local daily newspapers.
(7)	Includes The Vancouver Sun and The Province.

The National Post had daily circulation of 212,492 for the six months ended September 30, 2006 and estimated weekly readership of 1,507,900. As a national newspaper, The National Post is second in its market position to the Globe and Mail. In Toronto The National Post competes with the Toronto Star and The Toronto Sun.

The National Post is printed at our facilities in Calgary, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Winnipeg, Toronto and Borden.

Free Daily Publications

In March 2005, the Limited Partnership entered into a joint venture with Metro International and Torstar to publish English-language free daily newspapers in various Canadian cities. The Limited Partnership and Torstar have a 37.5% interest, and Metro International has a 25% interest in the venture (subject to certain buy-sell rights between the partners). Metro International holds warrants which, subject to changes in Canadian law relating to the foreign ownership of newspapers, allow it to increase its ownership interest to 33.3%, which would in turn decrease the ownership of each of the Limited Partnership and Torstar to 33.3%. The joint venture launched Metro, a free daily newspaper targeted to young urban commuters, in March of 2005. While Metro is distributed in a number of cities across Canada, our involvement is currently limited to the Metro newspapers distributed in Vancouver and Ottawa.

Non-Daily Newspapers

We publish 21 non-daily newspapers distributed in various communities in British Columbia, all of which are free distribution publications. Our free distribution newspapers are generally delivered to every household in the respective regions in which they operate, thereby providing advertisers with total market coverage.

Lower Mainland Publishing Group publishes 12 community newspapers that run two or three times per week, providing complete market coverage of the Lower Mainland of British Columbia. The Vancouver Island Newspaper Group (“VING”) publishes five bi-weekly and four weekly newspapers on Vancouver Island in British Columbia. All of the VING newspapers are printed at the Nanaimo Daily News production plant.

Online Newspaper Operations

Our online newspaper websites extend the daily print editions of our newspapers to the internet. Through our expertise in converting printer files to web-friendly formats, we publish HTML versions of all of our daily newspapers, which serve as both online publishing and marketing platforms. Headlines and selected stories are available to the public, while complete and full editorial content is available to paying subscribers. The websites are also expected to serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of print subscriptions, permitting notification of vacation stops and re-activations, and processing of billing inquiries, all via the internet. Future enhancements to subscriber value include special web offers and promotions, and exclusive access to premium editorial content and tools.

We also publish electronic editions of all of our major daily newspapers. These electronic editions are published daily and are available on a paid subscription basis (with reduced subscription rates for print newspaper subscribers). Readers of the electronic editions of our newspapers in this format are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. These electronic editions are particularly user-friendly and appeal especially to readers who may be traveling or who reside outside a newspaper’s area of circulation.

Classified Advertising Websites

We bring local newspaper classified advertising and listings to the internet and in doing so, we believe that we are converting our print classified business into a series of strong brands in various categories. Websites such as working.com (careers), renting.ca (real estate rentals), driving.ca (autos), remembering.ca (obituaries), celebrating.com (announcements) and connecting.com (personals) leverage existing customer relationships and give customers the opportunity to extend the reach of their advertising to internet consumers. For example, working.com which was enhanced in May 2006 extends the reach of the Working section of our newspapers to the internet.

In October 2005, we re-launched driving.ca, the online extension of our newspaper’s Driving section. Since its relaunch, the new driving.ca website has generated over 64,000 phone and email leads to over 500 subscribing auto dealers. Remembering.ca, our online obituaries site, was also re-launched in August 2006 to include enhanced content and functionality that permits consumers to place an insertion order for obituaries and “in memoriams.” Renting.ca, an online real estate website was launched in six Canadian cities in fiscal 2006, including Vancouver, Ottawa and Montreal, to offer property managers and private landlords the opportunity to advertise listings in the increasingly competitive online rental properties market.

Revenue from online newspaper operations and classified websites, is reported as part of our Publications and Interactive segment. Combined revenue from these initiatives has been growing rapidly from $3 million for the year ended August 31, 2003 to $24 million for fiscal year 2006

Operations

Newsprint

Newsprint comprised approximately $130 million, or 13% of the total costs of our publications operations for the year ended August 31, 2006 and $130 million or 13% for the year ended August 31, 2005. Newsprint is a commodity which is generally subject to considerable price volatility; however, newsprint prices has been relatively stable over the past two years. In fiscal 2006 our cost of newsprint increased 4% compared to our fiscal year 2005. Our publications operations used approximately 172,000 metric tons of newsprint for the year ended August 31, 2006 as compared to approximately 180,000 metric tons for the previous fiscal year.

Advertising Sales and Revenue

Approximately 70% of newspaper advertising sales are generated locally, with each newspaper having a large sales force and classified advertising call center. The remainder of advertising sales is generated from national and multi-market retail accounts. For the year ended August 31, 2006, we derived approximately 77% of our total revenues from advertising and approximately 20% from subscriptions.

Intangible Assets

Within our publications operations, we have identified finite life intangible assets consisting primarily of circulation lists in the amount of $38.6 million, net of accumulated amortization. In addition, we have identified newspaper mastheads in the amount of $338.9 million which have indefinite lives.

Interactive Operations

Our online and new media strategy is to continue to build our strong internet presence in order to leverage our editorial content across multiple media, provide integrated solutions to our advertisers and to cross-promote our publications, broadcasting and internet operations. We intend to capitalize upon the promotional and editorial capabilities of our integrated newspaper and video production in order to create Canada’s leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of new revenue.

Our internet operations include the following:

canada.com

Operated by CanWest Interactive, canada.com is a comprehensive 24/7 online news, entertainment and information network leveraging the content, brands and customer relationships of leading media properties across Canada. canada.com is a leading Canadian news and information site with 3.5 million unique users per month (according to comScore Media Metrix, 6-month average, March through August 2006). canada.com is uniquely positioned to provide a “Canadian perspective” regarding news, events and information of all kinds to Canadians, as well as visitors from around the world.

The canada.com network hosts the websites and electronic editions of our daily newspapers, The National Post and dose.ca, as well as those of our television networks. For these properties, canada.com offers a platform to extend reach, market and promote key off-line activities, and build and reinforce relationships with respect to both advertisers and end-users. canada.com’s thirteen City Guides reinforce our media properties with the local communities and provide advertisers with additional opportunities for locally-targeted online promotion. The canada.com network also hosts two WAP-enabled wireless portals (canada.com and dose.ca).

Through its arrangements with world-class technology and content providers, canada.com provides a number of personalized online tools, including free e-mail, internet search, online shopping and many additional services. canada.com also provides up-to-date international, national and local news coverage from our newspapers, and Global television news, third-party newswire services and our own network interactive news bureaus. Our city portals, such as canada.com/vancouver and canada.com/ottawa, offer local news, weather, and services information.

canada.com, along with our newspaper websites, was re-designed and re-launched in November 2005 to provide users with enhanced graphics, content and functionality. The re-designed sites also offer more effective navigation to our online classified advertising portals and among the newspaper websites. The network-wide integration of editorial content from our newspapers with video from our broadcasting assets provides advertisers with an opportunity for multiplatform online promotion.

Business-to-Business: FPinfomart.ca

FPinfomart.ca is one of Canada’s largest online news and business research services, providing businesses, government and the non-profit sector with more than 275 Canadian and international news sources on web-based and wireless platforms. Sources include major Canadian, U.S. and British daily newspapers (including the Limited Partnership’s daily newspapers and The National Post) and newswires, regional community papers, television and radio news transcripts, corporate databases, specialty trade journals and magazines.

FPinfomart.ca is a subscription-based service that provides a wide range of products to support desktop and cross-organizational research, media-monitoring and distribution of results. FPinfomart.ca can be used by its subscribers for online media monitoring and analysis, archival research using the newspapers in the database, and in-depth research on 4,400 publicly traded and approximately 580,000 Canadian companies carried in FP Advisor. In Fiscal 2006, FPinfomart added to a live video module to its product line to enable media-monitoring to clients to receive relevant video clips from over sixty Canadian news broadcasts matching their research profile within minutes of broadcast.

Based upon proprietary technology, FPinfomart Mobile (FPinfomart.ca’s wireless internet platform) is available on a premium subscription basis. FPinfomart Mobile is intended to broaden the base of FPinfomart.ca’s subscribers by enabling them to access information “on the go”.

Through FPinfomart’s licensing activities, we also generate revenue and extend our brand reach through the electronic distribution of our newspapers and corporate data via international third party channels such as LexisNexis and Factiva.

FP DataGroup

For 75 years, FP DataGroup has been a leading, unbiased source for corporate and financial information on publicly-traded Canadian companies and mutual funds.

FP DataGroup offers a full-range of financial information products, both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup’s products to make investment decisions and perform in-depth research on Canadian companies and industries. FP DataGroup’s subscribers have electronic access to data through FPinfomart’s FP Advisor module.

Canadian Operations Sales and Marketing

Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets.

Television Sales

Television revenues are split approximately 84% national sales and 16% local sales. National sales are driven predominantly from three markets, Toronto (93%), Montreal (5%) and Vancouver (2%). Each market has a national sales force. Almost all national accounts enlist the services of agencies to procure their advertising placement. There are five major agencies that are responsible for about 55% of the national business. On the local side each television station has a dedicated local sales force, which is responsible for all local and regional sales derived from that marketplace. All rates, sales policies and guidelines are driven from our central sales office in Toronto, Canada, CanWest MediaWorks, Sales and Marketing.

Newspaper sales

Approximately 70% of newspaper advertising sales is generated locally with each paper having an outside and inside sales force and classified advertising call center.

The balance of the advertising is generated by national and large multi-market retail accounts. These advertisements are sold by our national sales group operated by CanWest MediaWorks, Sales and Marketing with three offices in Canada and contract representatives in the U.S.

Australian Operations

Industry Overview

Australia has five national broadcast networks and three major regional commercial networks. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. The regional networks are independent of the metropolitan networks but have affiliate program supply arrangements which allow them to rebroadcast the bulk of the metropolitan networks’ programming.

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct to home satellite delivery technologies. The metropolitan pay television operators, Foxtel and Optus, have a total of just under 1.3 million subscribers. Regional operator, Austar, has approximately 570,000 subscribers. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Network TEN

We have a 56.4% economic interest in TEN Group Pty Ltd. which owns Network TEN. Through its wholly-owned and affiliated stations, Network TEN covers 19 million people, or approximately 90% of Australia’s total population. In 1992, we organized a consortium which acquired TEN Group for total consideration of A$236.0 million. Since then, Network TEN has increased earnings by targeting selected demographic groups, expanding signal coverage and controlling operating costs.

Network TEN owns and operates television stations in the five major capital cities of Australia, Sydney, Melbourne, Brisbane, Adelaide and Perth, and has affiliate arrangements with regional broadcasters serving regional markets.

Programming

Network TEN sources programming material from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content. While Network TEN’s programming appeals predominantly to the 16 to 39 demographic, it is also increasingly popular with the broader 25 to 54 demographic. Local content regulations also place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it generally attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Medium, NCIS, House, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include: the sports programs, Sports Tonight and RPM, the news program, Meet the Press, the reality based cooking program, Ready, Steady, Cook, and the afternoon children’s program, Totally Wild. Entertainment programs commissioned from Australian production companies include: Australian Idol, Big Brother, Neighbours, and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming. News and some sports are produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is the major broadcaster of Australia’s top football code, the AFL. Network TEN hosts exclusive coverage of the finals series, including the Grand Final. Motorsports have surged in popularity through Network TEN’s coverage of Formula One, the Indy Cars, the World Motorcycle Championships and the World and Australian Rally Championships.

Market Share and Ratings

Television advertising expenditures in Australia were approximately A$3.5 billion in 2005, representing approximately 35% of total major media advertising expenditures of approximately A$10.1 billion. Sydney, Melbourne, Brisbane, Adelaide and Perth, all of which are reached by Network TEN’s owned and operated stations, account for approximately 78% of all television advertising expenditures in Australia. The following table sets forth advertising market shares of Australia’s three commercial networks:

Television Advertising Market Shares

	Twelve months ended June 30,
Network	2002	2003	2004	2005	2006
Network TEN	27%	29%	30%	31%	27%
Nine	39	39	39	38	37
Seven	34	32	31	31	36

Source: Free TV Australia.

Network TEN differentiates itself from other broadcasters by focusing primarily on the young adult demographic. The table below sets forth commercial network audience shares for calendar years: 16 to 39 year olds (Sunday-Saturday 6:00 p.m. to 10:30 p.m.) for each of the three national commercial networks:

Audience Share

	Twelve months ended December 31,
Network	2001	2002	2003	2004	2005
Network TEN	34%	37%	37%	37%	37%
Nine	33	34	35	35	32
Seven	33	29	28	28	31

Source: OzTam television ratings

Intangible Assets

Within our Australian television operations, we have identified broadcast licences in the amount of $207.3 million. These assets have indefinite lives.

Sales and Marketing

Television revenues are split between approximately 70% national sales and 30% local sales. Sales are derived from five markets, Sydney, Melbourne, Brisbane, Adelaide and Perth. Advertising agencies account for approximately 95% of revenues and almost all national clients enlist the services of advertising agencies to procure their advertising placement. There are fifteen major agencies that are responsible for approximately 90% of advertising revenues. On the local side, each television station has a dedicated local sales force, which is responsible for national and regional sales derived from that marketplace. All rates, sales policies and guidelines are driven from a central source in Sydney.

Eye Corp

Eye Corp is one of Australia’s premier out-of-home advertising companies. In December 2000, TEN Group acquired a 60% interest in Eye Corp and then in August 2002 acquired the remaining 40% interest.

Eye Corp, comprising six business units: Eye Drive, Eye Fly, Eye Shop, Eye Plus, Eye Study and Eye In-Store, is fast becoming one of the region’s leading out-of-home media suppliers. Eye Corp differentiates itself by providing clients with single branded multi-format out-of-home communication solution, Eye Corp specializes in large format roadside billboards, internal and external airport signage, shopping centre media, visual merchandise and point-of-sale, and digital elevator media solutions.

Eye Corp’s operates the following divisions:

•	Eye Drive, which encompasses large format billboards on over 2,100 sites on major arterial traffic corridors throughout Australia and Indonesia;

•	Eye Fly, which reaches more than 180 million passengers of more than 100 international airlines each year with over 1,000 displays in a total of 20 airports in Australia, New Zealand, Singapore, Indonesia, and the United Kingdom;

•	Eye Shop, which has more than 5,000 displays in over 300 shopping centres in Australia, New Zealand and the United States;

•	Eye In-Store (Adval), Eye Corp’s wholly owned premium merchandising point-of-sale and printing company, which specializes in creating innovative point-of-purchase and virtual merchandising design solutions; and

•	Eye Plus, which encompasses Inlink, a central business district network of digital media displays in elevators in 30 landmark buildings in Sydney, Melbourne, Adelaide and Brisbane, Australia.

•	Eye Study, which operates advertising concessions in 78 post secondary education campuses in Australia and New Zealand.

Intangible Assets

Within our Australian outdoor advertising operations, we have identified finite lived intangible assets in the amount of $25.0 million, net of accumulated amortization.

Sales and Marketing

Revenues are split 76% Australasian (including New Zealand) Media, 15% Australian Point of Sale Production and 9% Asia, U.S.A. and Europe. National sales account for 60% of Australasian Media revenue and 40% is sold in local markets. Advertising agencies account for approximately 85% of these revenues. Australian Point of Sale Production and Asian revenues are sold in local markets to direct clients.

Our Economic Interest in TEN Group

Network TEN is owned and operated by TEN Group, an Australian private company. Approximately 84.4% of the ordinary shares of TEN Group are held by Ten Network Holdings Limited (“TNH”), a public company listed on the Australian Stock Exchange. We own approximately 14.4% of the ordinary shares of TEN Group, representing a 14.4% voting interest. We also own all of the subordinated debentures and convertible debentures of TEN Group. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest at a rate determined with reference to dividends to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay interest at a market rate. The combination of our ordinary shares and subordinated debentures yield payments equivalent to approximately 56.4% of all payments made to TEN Group security holders.

The convertible debentures are convertible upon payment of an aggregate of A$45.5 million into a number of ordinary shares, which would represent approximately 49.1% of the issued and outstanding ordinary shares of TEN Group at the time of conversion. We also have the right to exchange some or all of our interests in Ten Group for TNH’s ordinary shares, which if fully exercised would result in our holding as much as 56.4% of TNH. Under previous regulations with respect to foreign ownership in Australia, we were not able to exercise either the conversion or exchange privilege. However, in October 2006, legislation was adopted which will allow us to exercise our conversion and or exchange privilege when the legislation comes into effect which is expected in 2007.

Under TEN Group’s corporate constitution, we are entitled to nominate three of TEN Group’s 13 directors. The shareholders of Ten Network Holdings Limited have the right to nominate nine directors and the remaining director is nominated by the board and serves as chair. The corporate constitution also provides for pre-emptive rights, which allow us to purchase new securities issued by TEN Group to maintain our economic interest, subject to foreign ownership restrictions under Australian law.

The corporate constitution of TEN Group requires the distribution of annual dividends to the maximum amount permitted by law, subject to first making provisions for working capital, capital expenditures and corporate development activities, as well as compliance with the terms of any financing facilities that may be in place from time to time.

New Zealand Operations

In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), a company listed on the New Zealand Stock Exchange. CanWest MediaWorks (NZ) was formed in 2004 and in July 2004 it acquired our New Zealand radio and television operations, which are operated as “RadioWorks” and “TVWorks”. TVWorks operates the leading privately owned free-to-air television group in New Zealand and RadioWorks operates one of the leading radio businesses in New Zealand.

Television Industry Overview

The New Zealand television industry includes two major free-to-air network operators, a pay television provider and several smaller UHF operators. Through its two free-to-air channels, TV One and TV2, the Government owned TVNZ has a 54% viewer share. Effective in July 2002, a new charter which imposes significant social obligations on TVNZ came into effect. Previously, TVNZ was more purely focused on commercial operations. TVWorks operates two national free-to-air television networks, 3 and C4. TVWorks has an aggregate viewer share of approximately 26%. 3 and C4 are transmitted through VHF frequencies reaching 98% and 75% of the population of New Zealand respectively, and are available on the SKY TV digital satellite platform. SKY TV operates direct-to-home subscription networks, and has a current market penetration of approximately 42% of homes in New Zealand. In January 2006, SKY acquired Prime TV which operates a free-to-air UHF television service which covers 95% of New Zealand’s population. Prime TV is limited due to the low number of homes which are equipped with UHF receivers. Its audience share is approximately 5%. In addition, there are a number of small local UHF operators. In April 2006, TVWorks announced that it had reached an agreement in principle with TVNZ to develop a “Free View” transmission platform. This platform is designed to facilitate the transition of New Zealand’s free-to-air television broadcasters from analogue transmission to digital transmission. The platform will include a satellite service that will cover 100% of the country and a terrestrial service that will cover 75% of the country by broadcasting to the major cities and towns.

TVWorks

TVWorks owns and operates the 3 and C4 television networks. C4 is a free-to-air music and youth programming television network which targets a young adult demographic ages 15 to 39, while 3 targets adults ages 18 to 49. 3 and C4’s signals reach approximately 98% and 75% of the New Zealand population, respectively.

Market Share and Ratings

Television advertising expenditures in New Zealand were approximately NZ$666 million for the twelve months ended December 31, 2005, representing approximately 30% of total advertising expenditures of NZ$2.2 billion. Television advertising expenditures increased by 3% for calendar 2005 compared to the prior year. In the five year period to December 31, 2005 total advertising expenditures increased by an average of 6% per year.

The New Zealand free-to-air television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and 3 and C4 of their combined television market share (based on revenue) as estimated by us is set out below:

Television Advertising Market Share

	Year Ended March 31,
	2002	2003	2004	2005	2006
3/C4	24.0%	25.9%	25.7%	25.8%	27.0%
TVNZ	71.5	68.8	67.2	65.0	63.0
Others	4.5	5.3	7.1	9.2	10.0

The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours:

Audience Share (1)

		Year Ended March 31,
		2002	2003	2004	2005	2006
	3	3%	25%	23%	24%	24%
	C4	4%	3%	2%	2%	2%
adults	TV One	30%	29%	30%	28%	26%
	TV2	31%	31%	28%	27%	28%
10:30	SKY/Prime/Other	12%	12%	17%	19%	20%

(1)	Among adults 18 to 49 (Sunday - Saturday 6:00 p.m. to 10:30 p.m.)

Source: AC Nielsen

Programming

3’s long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience.

3 operates a significant news and current affairs department, responsible for over ten hours of peak programming and three and a half hours of off-peak programming weekly. News and current affairs programming is in constant high demand by advertisers and attracts premium rates.

3’s entertainment programming strategy has positioned it as a young adult oriented network with a distinctive and fresh image. This has been achieved principally by the acquisition and exhibition of entertainment programming targeted at the 18 to 49 age demographic, the most attractive audience group to New Zealand advertisers and their agencies. 3 reaches its chosen target audience through a combination of New Zealand-produced programming, United States network series and other international programming, primarily from Australia and the United Kingdom.

3 dominates the crime drama genre with popular shows CSI: Crime Scene Investigation, CSI: Miami, CSI: New York, Law & Order: Special Victims Unit, Law and Order: Criminal Intent, 24 and Numb3rs. All three CSI franchises are now on “life-of-series” agreements, ensuring continued access to these popular programs.

Reality hit shows like Survivor, as well as comedies such as The Simpsons, That 70’s Show and Malcolm in the Middle round out the network’s top-performing international programs. The majority of 3’s international programming is obtained from major United States studios such as FOX, CBS, Paramount, and NBC Universal pursuant to multi-year program purchase agreements. These agreements provide 3 with certainty of supply at agreed prices and enable the network to provide popular movies like X-2, Intolerable Cruelty, 2 Fast 2 Furious, Anger Management, Cheaper by the Dozen Lara Croft Tomb Raider 2, The Hulk and Master and Commander.

3’s New Zealand-produced programming is acquired from a range of independent production companies or produced in-house. 3 sources programming from independent production companies by either commissioning the production of new programs or purchasing the free-to-air rights of programming already produced. Programs recently commissioned by 3 include Target, Inside New Zealand, Sticky TV, Outrageous Fortune and bro’Town.

In October 2003, TV4 was relaunched as C4, with a youth music format. The channel runs themed or “destination” programming focused upon specific musical genres, but is open to format changes based upon viewer surveys. New Zealand music plays a key role on the channel. C4 screens popular cartoon comedy Futurama, and has an agreement with MTV to bring the best of its youth programming to C4.

Intangible Assets

Within our New Zealand television operations, we have identified finite life broadcast licences in the amount of $3.8 million.

Sales and Marketing

The vast majority (approximately 90%) of television revenue in New Zealand is generated through advertising agencies, with approximately 10% sold directly to clients. The largest agencies are predominantly based in either Auckland or Wellington, with the top six agencies generating approximately 50% of total revenue. Each quarter a ratecard is released to the market and air time inventory is made available for advertisers to book. Sales policies and rates are controlled from Auckland, where senior sales management is based. Smaller sales offices are also located in Hamilton, Wellington, Christchurch, Sydney and Melbourne (Australia).

Radio Industry Overview

There are effectively two major groupings of stations in New Zealand, which account for 90% of radio revenues for the year ended December 31, 2005, as follows:

Station Group	Approximate Revenue Share
The Radio Network (TRN)	46%
RadioWorks	45
Others	9

100%

Radio advertising revenue in New Zealand was approximately NZ$256 million for the twelve months ended December 31, 2005, representing approximately 12% of total advertising expenditures. This represents an increase of NZ$9 million or 3% over the previous year.

New Zealand deregulated its radio broadcasting industry in 1989. This deregulation made it easier for new broadcasters to enter the industry, removed foreign ownership restrictions, facilitated the use of new technologies and separated the government’s commercial and non-commercial radio interests. While the government issues licences and controls technical parameters, its policy is for the radio industry to self-regulate the format, style and content of radio broadcasts, provided that broadcasters meet standards for good taste and decency and respect privacy laws. As a result of these changes, there has been a significant increase in the number of commercial radio stations operating in New Zealand, from 56 in 1989 to over 200 today. Current government policy is that any further allocation of radio spectrum will be restricted for use by “not for profit or community service groups.” This policy effectively secures the market for existing commercial radio operators.

RadioWorks

RadioWorks operates six national networks—The Edge, The Rock, Kiwi FM, Solid Gold, Radio Pacific and the recently launched Radio Live, and 31 local stations that primarily operate under common brand names, either as More FM or The Breeze.

The formats of the six national networks are:

•	The Edge (FM) – a contemporary station targeting a young audience, and particularly females aged 10 to 29, with current hits;

•	The Rock (FM) – targeted mainly to males in the 25 to 44 age group;

•	Kiwi FM – broadcasts 100% New Zealand music, primarily targeting the younger audience;

•	Solid Gold (FM) – a classic hits format targeted at males aged 40 to 59;

•	Radio Pacific (AM) – a talkback and horse racing format also targeted at the older demographic; and

•	Radio Live (FM) – news and talk format targeted mainly at a 25 to 54 age group.

The More FM adult contemporary brand targets female 25 to 39 age group, and The Breeze easy listening format primarily targets the female 35 to 54 age group.

We estimate that our signal reaches 99% of the New Zealand population. RadioWorks now covers both urban and rural markets and virtually the full range of formats.

Ratings

In the October 2006 nationwide survey of New Zealand’s major urban markets, key brands performed as follows in their respective target audiences. The Rock number 1 with a 22.8% share of its target audience; The Edge was number 1, with a 21.6% share; More FM was number 1, with an 13.0% share; and The Breeze was number 1, with a 9.2% share.

Intangible Assets

Within our New Zealand radio operations, we have identified finite life broadcast licences in the amount of $11.3 million.

Sales and Marketing

Radio in New Zealand is primarily sold directly to advertisers, with only approximately 25% sold through advertising agencies. Direct revenue is generated by 24 sales teams located in the major cities and towns across the country. The majority of direct revenue is sold via various types of monthly installment plans, with the minority being via casual campaign or spot bookings. Approximately 64% of revenues are generated from the five largest New Zealand cities.

Turkish operations

In April 2006, we completed our investments in Super FM, Metro FM, Joy FM and Joy Turk FM. The principal business activity of these companies is the operation of radio stations. Wehave a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. We have provided financing to a third party to indirectly acquire the remaining equity interest in each station and we also hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. We have entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

Industry Overview

Publicly owned and operated radio broadcasting commenced in Turkey in 1925 and is conducted by The Turkish Radio and Television Corporation, “TRT”. The development of the private Turkish radio broadcasting industry began in 1993 when the government removed legislative obstacles to privately operated broadcasting by the amendment of Article 133 of the Constitution. In 1996 with the enactment of Law No. 3984 the Turkish government gave authority for regulating all public and private radio and television broadcasting to The Radio and Television Supreme Council, “RTUK”.

The TRT operates with a public service mandate. It currently operates the following national radio stations: Radio 1 which provides a general, diverse broadcast, Radio 3 is primarily a classical music station with a news component; TRT FM emphasizes Turkish classical music, folk music and popular music, as well as operating a number of regional radio stations. There are a total of 1,088 active privately operated radio stations in Turkey; 36 are national stations, 108 are regional stations and 944 are local stations.

Turkey has a population of approximately 72 million people; approximately 10 million of whom are located in and around Turkey’s largest city, Istanbul. There are 30 million radio receivers in Turkey. Turkish media ownership restrictions only allow each individual or corporation to hold one radio licence. However, there are eight identifiable groups, including the one of which we are part, that operate associated stations. The audience reach of the stations in these groups are as follows:

Station group:	Reach(1)
TMSF RADIOS	26%
CanWest Group	16%
Power Group	8%
Dogan Group	8%
Best Group	3%
Saran Group	4%
AkSam Group	3%
Number One Group	2%
NTV Group	1%
All others	29%

Total	100%

(1)	Source: HTP-RIAK Turkish Radio Audience Measurement System survey (“HTP”) for the third quarter 2006

The advertising market in Turkey is volatile and highly sensitive to general economic conditions. In 2001 as a result of a Turkish economic crisis advertising spending decreased by 48%. Subsequently, however, it increased by 30% in 2002 and 22% in 2003, 40% in 2004 and 23% in 2005. The total advertising spend in Turkey for 2005 was approximately NTL 2,997 million. Radio advertising made up NTL 80 million of that spend, an increase of 8% from the radio advertising spend in 2004.

Our operations

CanWest operates four radio stations in Turkey:

•	Super FM is a national Turkish pop music station;

•	Metro FM is a national foreign music station;

•	Joy Turk FM is a local Istanbul radio station which features Turkish love songs; and

•	Joy FM is a local Istanbul radio stations featuring an easy listening format.

In the HTP third quarter 2006 survey Super FM was first in the Turkish Pop segment with 1.9 million listeners, Metro FM was first in the International music format with 740,000 listeners, Joy Turk with 372,000 listeners and Joy FM with 162,000 listeners were the number one and two music stations in Istanbul.

Sales and Marketing

Our Turkish radio operations sales functions are centralized within one group in Istanbul. Sales are made primarily, approximately 80%, to radio media booking houses which represent consortiums of advertising agencies, approximately 15% through individual agencies, with the remainder, less then 5% is booked directly with advertisers.

Intangible asset

Within our Turkish radio operations, we have identified broadcast licences in the amount of $54 million. These licences have indefinite lives.

U.K. Radio operations

Our first U.K. radio station, Original 106 FM, commenced broadcasting in October 2006 in the Solent region of England. In September 2006 we were awarded a second radio broadcast licence in Bristol, England. We expect to commence broadcasting in Bristol in the summer of 2007.

Industry Overview

The British Broadcasting Corporation, “BBC” holds a dominant position in radio broadcasting in the U.K. with 5 national and 46 regional and local analogue stations. The BBC’s national stations are simulcast on digital audio broadcasting (“DAB”). In addition, the BBC operates another 5 digital stations. The BBC holds 54.7% share of the audience in the U.K. The development of the private radio broadcasting industry began in 1973 when the government introduced legislation to allow for the entrance of private broadcasters.

There are 326 AM and FM independent commercial radio stations in the U.K. 166 of these stations are held by 8 large operators. There are three national commercial stations and the remainder are regional and local stations.

In addition to the analogue radio stations, there are two national digital radio multiplexes (one BBC and one commercial) and 172 local digital stations, broadcast by forty six local multiplexes. Of the 172 digital stations, 129 stations are simulcasts of existing analogue stations.

The U.K. has a population of approximately 60 million people. The total advertising market in the U.K. in 2005 increased by 4.3% to GBP 14.7 billion as compared to GBP14.1 billion in 2004. Of this, radio accounted for GBP 579 million in 2005 and GBP 606 million in 2004 (according to Advertising Statistics Yearbook 2006).

Our operations

CanWest has been awarded two radio licences in the U.K. The first in the Solent region commenced operations as Original 106 fm in October 2006. The second in Bristol is expected to commence operations in the summer of 2007. The Solent region has a population of approximately 2 million people and the Bristol region has a population of approximately 750,000 people.

The format of these stations will feature music from all eras and genres with a significant regional national and international news component. The target demographic is adults age 35 and over.

Regulation

Radio broadcasting in the U.K. is regulated by the Office of Communications, “OfCom”. Broadcast licences are awarded by OfCom for a period of 12 years. Our Solent licence will expire in September 2018 and our Bristol licence will expire in the summer of 2019. Previously renewals have been granted without fees, however, relicencing is currently under review by Ofcom. There are no foreign ownership restrictions in the U.K., however, cross media ownership is subject to conditions.

Intangible assets

Within our U.K. radio operations, we have identified broadcast licences in the amount of $1 million. These licences have indefinite lives.

Seasonality

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, our revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

Employees

As at August 31, 2006 our Canadian television operations (including our Canadian sales operations) employed the equivalent of approximately 2,183 full-time employees. Approximately 53% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. One of these agreements (Global Quebec) is currently in negotiation. In fiscal 2007, eleven of these agreements will expire.

Thirteen of our broadcasting bargaining units are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). In April 2001, this union applied to the Canadian Industrial Relations Board (CIRB) to amalgamate all of the CEP broadcast bargaining units into a single bargaining unit. In March 2005, the CIRB decided that the 13 units should be merged into three units in the Maritimes, Ontario and Western Canada. Both parties requested reconsideration of the decision and in March 2006, the CIRB overturned the decision. CIRB hearings are scheduled for December 2006 to determine the appropriate number of bargaining units.

As at August 31, 2006 we employed the equivalent of 5,796 full time employees in our publications and interactive operations. Approximately 49% of these employees are employed under a total of 41 collective agreements. One of these collective agreements is currently in negotiation. In fiscal 2007, fifteen collective agreements will expire. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

In addition, as at August 31, 2006, we had the equivalent of approximately 330 non-unionized full time employees working in central services areas including our Reach Canada call centre, our business services centre, and our information technology group. These employee groups support our Canadian television, publications and interactive operations.

In Australia, Network TEN and Eye Corp employed approximately 1,200 full-time employees at August 31, 2006. Approximately 40% are represented by labor unions.

In New Zealand, as at August 31, 2006 TVWorks had 365 employees, and RadioWorks had approximately 650 employees. None of our employees in New Zealand are represented by trade unions.

We employ 71people in our Turkish radio operations, none of which are represented by trade unions. As at August 31, 2006 we employed 11 people in our U.K. radio operations.

We employ approximately 50 people at our corporate and international offices.

Environmental Protection

Substantially all of our operations are subject to laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment. We believe all of our operations, including our publications operations, are in compliance with applicable environmental protection laws and our own internal environmental compliance standards in all material respects. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon our business.

Nevertheless, more stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could result in additional costs that may have such effects.

RISK FACTORS

An investment in our securities involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks that we currently don’t know about or deem to be immaterial may also impair our business or results of operations. When reviewing forward-looking statements contained herein, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect our future results. We assume no obligation to update or revise forward-looking statements to reflect new events or circumstances.

Risks Relating to Our Debt

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations.

We have a substantial amount of debt. As of August 31, 2006, we had $2,771million in consolidated long-term debt (including the current portion) and consolidated shareholder’s equity of $1,371 million, resulting in a total debt to capitalization ratio of 67%. Our consolidated debt at August 31, 2006 includes obligations under our senior notes, our senior subordinated notes and our credit facility as well as debt of our consolidated subsidiaries, TEN Group, and CanWest MediaWorks (NZ) Limited.

Our substantial indebtedness could have important consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on debt, which will reduce amounts available for working capital, capital expenditures, marketing, product and program development and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to our competitors with less debt; and

•	limit our ability to borrow additional funds.

In addition, a portion of our debt bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay the new notes and other debt and for operations and future business opportunities and will intensify the consequences of our leveraged capital structure.

The terms of our credit facility and the indentures governing our existing senior subordinated notes do not prohibit us or our subsidiaries from incurring substantial additional debt in the future, so long as we observe certain covenants, maintain certain specified financial ratios and meet certain specified financial tests.

To service our debt, we will require a significant amount of cash, and our ability to generate cash in the future depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on the amount of our current indebtedness we estimate annual cash needs of approximately $193 million to pay cash interest expense. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly-owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

Our outstanding indebtedness imposes operational and financial restrictions on us. Our credit facility and the indentures that govern our senior subordinated notes impose operational and financial restrictions on us.

Our credit facility and the indentures that govern our existing senior notes and senior subordinated notes impose restrictive covenants that, among other things, restrict our ability to:

•	incur debt;

•	pay dividends and make distributions;

•	issue stock of subsidiaries;

•	make certain investments;

•	repurchase stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale-leaseback transactions;

•	merge or consolidate; and

•	transfer or sell assets.

Our credit facility also requires us to maintain certain specified financial ratios and meet certain specified financial tests. These covenants are subject to a number of important exceptions and several of our significant subsidiaries are not subject to them.

All of these restrictive covenants may restrict our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other terms of our indebtedness may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt. A default could allow our creditors to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds.

Risks Relating to Our Business

Control of the Company by Holders of Multiple Voting Shares

Mr. David A. Asper, Ms Gail S. Asper and Mr. Leonard J. Asper (collectively, the “Family Members”), each of whom is an officer of the Company, each beneficially own 25,595,325 multiple voting shares of the Company, representing in aggregate all of the multiple voting shares of the Company.

The Family Members and certain of their respective wholly-owned holding corporations have entered into a Shareholders’ Agreement under which the parties have granted to each other certain rights and obligations with respect to the holding and disposition of securities of the Company. In addition, each of the parties to the Shareholders’ Agreement that holds securities of the Company has agreed to vote such securities held by it in favour of individuals nominated by the Family Members (or their representatives) as directors of the Company and who together constitute at least a majority of the directors of the Company but as close to a simple majority as possible. The Shareholders’ Agreement provides that each Family Member (or representative) is entitled to nominate an equal number of directors of the Company. Such parties holding securities of the Company have also agreed to vote such securities on all other matters submitted to a vote of shareholders of the Company as determined by the Family Members (or their representatives).

Accordingly, the Family Members (or their representatives) exercise a controlling influence over the business and affairs of the Company and have the power to determine all matters submitted to a vote of shareholders of the Company where the multiple voting shares and subordinate voting shares vote together as a single class, including the election of directors and the approval of significant corporate transactions such as certain amendments to the articles of incorporation of the Company, the sale of all or substantially all of the Company’s assets and certain business combinations involving the Company. The interests of the Family Members may differ from the interests of the holders of subordinate voting shares. Furthermore, the controlling influence of the Family Members could have the effect of deterring or preventing a change in control of the Company that might otherwise be beneficial to the Company’s other shareholders.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business and impair our financial results.

As part of our business strategy, we may consider targeted acquisitions of companies that are complementary to our business. Our future performance may be impacted by our ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into our existing businesses. If we finance acquisitions by issuing additional debt, it may worsen the risks we already face as a result of our significant outstanding debt. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations of the target company and realizing the anticipated synergies of the combined businesses;

•	diversion of our financial and management resources from existing operations;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s services;

•	inability to generate sufficient net income to justify the acquisition costs; and

•	the recording of goodwill and other intangible assets which may be subject to potential impairment that could harm future financial results.

We operate in highly competitive industries.

Participants in the broadcasting and publications industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; magazines, free publications, direct mail; out of home advertising and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publications and other media industries and competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. Some of our competitors have greater financial and other resources than we do. Our ability to compete successfully depends on a number of factors, including our ability to secure popular television programs and high quality editorial content, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenue. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on our business, financial condition or results of operations.

Our television, newspaper and other content may fail to attract large audiences, which may limit our ability to generate advertising and circulation revenue.

Our ability to attract advertisers and generate revenue and profits is dependent in large part on our success in attracting viewers, listeners and readers through the programming we broadcast and the newspapers we publish. Audience acceptance is a function of the content offered and is influenced by factors including the reviews of critics, promotions, the quality and acceptance of other competing content in the marketplace during the same time slots, the availability of alternative forms of entertainment, general economic conditions and public tastes and perceptions generally, as well as other intangible factors. Although we make significant investments in programming and in our newspapers, we cannot assure you that our programming will maintain satisfactory viewership levels, or that our newspapers will maintain satisfactory readership levels, in the future. All of these factors could change rapidly and many are beyond our control. Lack of audience acceptance of our programming and newspapers could have a material adverse effect on our businesses, financial condition or results of operations.

We are largely dependent on particular advertising customer segments, and variations in customer demand in these segments could adversely affect our ability to generate revenue.

A large portion of our advertising revenue is derived from the automobile, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment sectors. These sectors have historically been sensitive to changes in economic conditions and economic cycles generally. Thus, a downturn in these sectors could impact our ability to generate advertising revenues and negatively affect our business, financial condition or results of operations.

We compete with alternative technologies and may be required to invest a significant amount of capital to address continued technological development.

The media industry is experiencing rapid and significant technological changes that may result in alternative means of program and content transmission that could have a material adverse effect on our business, financial condition or results of operation. The continued growth of the internet has presented alternative content distribution options that compete with traditional media. Further, in each of our broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

Our operations rely upon information systems and technology and other manufacturing systems.

Our operations rely upon information technology systems, and complex broadcasting and printing equipment, in order to produce and distribute our products. These information technology systems and broadcasting and printing equipment may be vulnerable to unauthorized access, computer viruses, system failures, human error, natural disasters, fire, power loss, communications failure, or acts of sabotage or terrorism. If a significant disruption or repeated failure was to occur, our revenue could be adversely affected. There may also be significant costs incurred as a result of such disruptions or failures which may adversely affect financial performance or capital expenditure levels.

Our editorial content can be controversial and may result in litigation.

In the ordinary course of our business, we have had, and may continue to have, litigation claims filed against us, most of which are related to the publication of our editorial content. While we maintain insurance against litigation from claims arising out of errors and omissions, some claims may not be insured. In the event that a judgement is rendered against us, our future insurance claims may be adversely affected.

Revenue is subject to cyclical and seasonal variations and is generated primarily from advertisers.

Our business is cyclical in nature. Because our business depends upon the sale of advertising for a substantial portion of revenue, our operating results are sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, newspaper publishing is both capital and labor intensive and, as a result, newspapers have relatively high fixed cost structures. During periods of economic contraction, revenue may decrease while some costs remain fixed, resulting in decreased earnings. Similarly, because a substantial portion of revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operation could be materially adversely affected by a downturn in the retail sector.

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

Acts of terrorism and other political and economic developments could adversely affect revenue.

Our revenue and profitability depend on the sale of advertising. Our revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures in 2001 and, more recently, were modestly affected by war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect our business, financial condition or results of operations.

We may be adversely affected by variations in television programming acquisition costs.

The most significant cost in the broadcasting businesses is television programming. We cannot assure you that our broadcasting operations will not be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. In addition, the production and distribution costs of television and other forms of entertainment, as well as television programming costs, may increase. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in revised amortization periods or impairments that would increase operating costs.

We may be adversely affected by strikes and other labor protests.

Approximately 42% of our employees are represented by unions and covered by collective bargaining agreements. Any strikes, lock-outs and other form of labor protests could disrupt operations and could have a material adverse effect on our business, financial conditions or results of operations.

Approximately 53% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. One of these agreements is currently in negotiation. In our fiscal year 2007 11 of these agreements will expire.

Thirteen of our broadcasting bargaining units are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). In April 2001, this union applied to the Canadian Industrial Relations Board (CIRB) to amalgamate all of the CEP broadcast bargaining units into a single bargaining unit. In March 2005, the CIRB decided that the 13 units should be merged into three units in the Maritimes, Ontario and Western Canada. Both parties requested reconsideration of the decision and in March 2006, the CIRB overturned the decision. CIRB hearings are scheduled for December 2006 to determine the appropriate number of bargaining units. If the CEP is successful with this application and the CIRB imposes a single bargaining unit on the parties, labour conflicts may involve larger numbers of employees in some or all of our CEP represented stations increasing the cost and disruption to our business from strikes, lockouts or other forms of labour protest.

Approximately 49% of our Canadian publications employees are employed under a total of 41 collective bargaining agreements. Fifteen of these collective agreements expire in our fiscal 2007. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations. We may not be able to renew these collective agreements on satisfactory terms or at all, and we may experience strikes, lockouts and other forms of labor protests in the future.

Approximately 40% of TEN Group’s workforce is unionized and employed under the 2005 Network TEN Enterprise Agreement. A new three year agreement was ratified during 2005.

Any strike, lock-out, or other form of labor protest could have a material adverse effect on our business, financial condition or results from operations.

We may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of our publications operations. There can be no assurance that our publications operations will not be exposed in the future to volatile or increased newsprint costs which could have a material adverse effect on our business, financial condition or results of operations.

We rely upon key personnel for our success.

The continued success of our business will depend upon the abilities, experience and personal efforts of our senior management, including their ability to attract and retain skilled employees. The loss of the services of such key personnel could have an adverse effect on our business, financial condition for future prospects.

We maintain many well known consumer brands.

The brand names that we own are well known to consumers and are important in maintaining existing business as well as sourcing new business. Damage to the reputation of any of these brands could have an adverse impact upon our business and financial performance.

The Publications Group has historically provided a substantial portion of our cash flow from operations; distributions to us by the Limited Partnership that holds the Publications Group are subject to limitations.

Following the transfer of our investment in our Canadian newspaper and interactive operations, other than the National Post, and certain shared service operations to the Limited Partnership in October, 2005, we hold a 74.2% interest in the Limited Partnership and the Fund holds a 25.8% interest. A portion of our 74.2% interest, representing an approximately 20% interest in the Limited Partnership, is subordinated until October, 2007. Monthly cash distributions are paid by the Limited Partnership to the Fund and us out of the distributable cash generated by the operations of the Limited Partnership. We will receive a distribution on our subordinated interest in the Limited Partnership only if a distribution of at least $0.0771 per non-subordinated unit in the Limited Partnership has been paid in the most recent month and any accumulated deficiency in such distributions during the preceding twelve months have been paid. Accordingly, we will be disproportionately affected by any shortfall in distributable cash of the Limited Partnership which could have a material adverse effect on our business, financial condition and results of operations.

We have historically received significant distributions for Australia’s TEN Group, and there can be no assurance that such distributions will continue at the same level or at all.

We have historically received significant distributions from the TEN Group, in the form of dividends and interest payments. Distributions form TEN Group amounted to $87.2 million in the year ended August 31, 2006. TEN Group maintains a A$700 million credit facility and, as at August 31, 2006, A$170 million was outstanding under this facility. Additional loans under TEN Group’s credit facility would increase TEN Group’s interest expense and could reduce the amount of cash available for distribution by TEN Group. We do not own a majority or controlling voting interest in TEN Group, nor do we exercise control over its management, strategic direction or daily operations. There can be no assurances that distributions from TEN Group will continue at a similar level or at all. A significant decline in distributions from TEN Group could have a material adverse effect on our ability to service our indebtedness.

We may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia, New Zealand, and Turkey relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our economic interest in TEN Group. For example, based on fiscal 2006 net earnings from TEN Group, a 1% increase or decrease in the average rate of exchange used to translate results from TEN Group would increase or decrease our consolidated net earnings by $0.8 million. In fiscal 2006 compared to fiscal 2005, the average rate of exchange used to translate results from TEN Group decreased by 8%. Additionally, as of August 31, 2006, since our initial acquisition of TEN Group in 1992, we have realized a total of $10.4 million in currency translation losses arising from distributions made by TEN Group to us.

The functional currency for our Turkish radio operations is the New Turkish Lira (“NTL”). The NTL has, in the past, been subject to considerable volatility. As at August 31, 2006, the NTL had declined by 9% relative to the Canadian dollar since our acquisition of these operations in April 2006. Fluctuations relative to the Canadian dollar will affect the comparison of Canadian dollar translated amounts over periods of time. In addition, we realize foreign exchange gains and losses related to our inter-company loans to our Turkish operations which are denominated in NTL. For our fiscal year 2006 we recorded an $8 million foreign exchange loss on the translation of these loans.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior credit facility and the senior and senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk and cash flow risk. In the year ended August 31, 2006 we were required to make payments of $119 million to re-coupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility. There can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our ability to make payments in respect of the new notes, as we may be required to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions.

Changes in government regulation could adversely affect our business, financial condition or results of operations.

Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licences or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licences in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming; the timing, content and amount of commercial advertising; and the amount of foreign versus domestically produced programming. In many jurisdictions, including Australia, Turkey and Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, administers the Broadcasting Act (Canada), and among other things, grants, amends and renews broadcasting licences, approves certain changes in corporate ownership and control. The CRTC also may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada). The broadcasting industry in Canada is also subject to simultaneous program substitution requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which must be adhered to. Failure to comply with CRTC regulations and conditions of licences could result in a shortening of licence terms, the addition of more onerous requirements, or in extreme cases revocation of licences.

In June 2006, the CRTC announced that it would conduct a review of certain aspects of the regulatory framework for over-the-air (conventional) television. This conventional television policy review will assess the overall economic models for conventional television and the impact of new technologies on these stations. This review is underway. In addition the CRTC has announced its intention to review the policy framework for specialty services and the Broadcast Distribution Regulations in 2007.

In June 2006 the CRTC also released a call for comments on a request by the Governor in Council to prepare a report examining the future environment facing the Canadian broadcasting system. This process will assess how new technologies have changed how Canadians communicate and interact with various media and the impact this has on the Canadian broadcasting system.

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulation regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. There are a number of government media reforms currently underway which may affect our business.

In October 2006, the Australian Government adopted the Broadcasting Services Amendment (Media Ownership) Bill 2006, which when it becomes effective will remove limitations in the Broadcasting Services Act on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. It will also remove a ban on cross-ownership of newspapers, commercial television licences and commercial radio licences within the same licence area. Two new diversity tests will apply instead. These will limit a person to owning two out of three of newspapers, commercial television, and commercial radio within a single market, and will require a minimum number of independent voices from these three media in a market. Once the minimum number of voices is reached, no further cross ownership will be allowed to occur. The legislation could have a significant impact on the competitive environment in which we operate in Australia. Relaxation of the ownership restrictions may lead to further consolidation in the Australian media sector and allow our competitors to strengthen their positions. If we are unable to successfully adapt to changes in Australian competitive and regulatory environment, our business may be adversely affected.

The Australian Government has also adopted the Broadcast Legislation Amendment (Digital Television) Bill 2006 which amends Australia’s digital television framework. The legislation will allow commercial free-to-air broadcasters to multi-channel a service in high definition, “HD”, from January 1, 2007, and will allow standard definition, “SD”, multi-channeling from January 1, 2009. Currently, digital transmissions are limited to simulcasts of existing analogue channels. There is a risk that multi-channeling will increase content costs and fragment the television audience, having a negative impact on Network Ten’s revenue.

In addition, the Australian Government has announced that two new national digital channel licences will be auctioned next year. The government has not released the full details of the auction process or the full conditions that would apply to the new licences, although they have indicated that they cannot be used to offer a commercial broadcasting service. These services may also negatively impact Network Ten’s audience share and advertising revenues in the medium to long term.

Although the New Zealand radio and television broadcasting industry was deregulated in 1989, our New Zealand operations remain subject to broadcasting standards and to general legislation concerning foreign investment in New Zealand. There can be no assurance that any changes to the rules and regulations affecting our operations outside of Canada will not have a material adverse effect on the business, financial condition or results of operations of our non-Canadian subsidiaries and investments or our ability to maintain our ownership interests in our non-Canadian subsidiaries and investments.

The radio industry in Turkey is subject to government regulations and policies, including rules related to licensing, ownership and programming standards. There can be no assurances that any changes to the rules or regulations will not have a material adverse affect on the business, financial condition or results of operations of our Turkish subsidiaries and investments or our ability to maintain our ownership interests in our Turkish subsidiaries and investments.

The CRTC and other applicable broadcasting regulatory authorities may not renew our existing broadcasting licences or grant us new licences on acceptable terms, or at all.

Our CRTC broadcasting licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered our applications for the renewal of the licences for all of our Canadian television stations, except CJNT (Montreal) in 2001. New licences were granted with effect from September 1, 2001 for the maximum seven-year term. We were given an administrative renewal for our CJNT licence so that it will expire with our other conventional licences in 2008. Our licence for TVtropolis (formerly Prime TV) was renewed in 2004, for the maximum seven-year term and our licences for our Category 1 and Category 2 digital specialty channels expire in 2009.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at licence renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licencee where it is found to exist. As a condition of the licence renewals for our conventional stations in 2001, the CRTC directed us to abide by its proposed code of conduct respecting the maintenance of separate management over the television and print news operations. There can be no assurance that, in future licence renewal proceedings, the CRTC will not require us to take measures which could have a material adverse effect on the integration of Canadian publications assets with our broadcasting assets and our ability to continue to realize certain of the anticipated benefits of acquiring our Canadian publications operations.

Our New Zealand radio operations hold broadcasting licences that will expire in 2011. All VHF television licences expire in 2015. Both television and radio licences have rights of incumbency. Discussions with government on the renewal of our FM radio frequencies in 2011 were successfully concluded during the 2005 financial year. As a consequence, we expect to pay approximately $40 million as a one time cash payment in 2011 to renew all of our FM radio frequencies for a further 20 years until 2031. It is expected that negotiations for renewal of New Zealand television frequencies will commence within the next year.

The licences held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal by the Australian Communications and Media Authority in 2007. The licence for Network TEN’s Adelaide station was renewed in 2004 and will be subject to renewal in 2009. Licences in other jurisdictions are also subject to renewal from time to time. Our inability to renew any of our licences or acquire new interests or licences on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations. To date, we have not had a licence renewal declined.

In 1994, the Turkish regulator issued legislation pertaining to new procedures for the allocation of broadcasting frequencies and issuance of broadcasting licences. The legislation has not become effective and no date has been established for it to come into force. Consequently, the broadcasting frequencies allocated and licences issued to the Company are of an indefinite term. The inability to obtain permanent frequency allocations and licences from the Turkish regulator on acceptable terms could have a material effect on our business, financial condition or results of operations.

We may not be successful in defending a lawsuit which has been commenced against us and certain of our subsidiaries.

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. (“CBL”) filed a statement of claim with the Ontario Superior Court of Justice against us, certain of our subsidiaries and Israel Asper (the “Ontario Action”). The plaintiffs claimed, among other things, that the defendants:

•	acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs;

•	improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities);

•	owe fiduciary duties to the plaintiffs; and

•	wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of the Company. We redeemed the special preference shares for $57.7 million on December 18, 2002. This action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim.

By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages).

The defendants filed a statement of defense and counterclaim on June 20, 2005. In its defense and counterclaim, the defendants deny the plaintiffs’ claim for damages and further assert that by not dissenting to the amalgamation, the plaintiffs waived or are estopped from asserting claims in the action, including for appraisal, fair value or oppression. The defendants also plead that the plaintiffs’ claim is barred with respect to any matter, facts, or conduct prior to six years preceding the filing of the statement of claim in Manitoba. In our counterclaim, we (plaintiff by counterclaim) claim against the plaintiffs (defendants by counterclaim) repayment to us of the difference between the fair value of the shares held by the defendants in CBL and $57.7 million.

The defendants filed a reply and defense to our counterclaim on September 6, 2005.

There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments we may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurance that we and the other defendants will be successful in defending this lawsuit. While we believe these claims to be substantially without merit, a significant adverse result could have a material adverse effect on our business, financial condition or results of operations.

We do not control and are not permitted to control some of our broadcasting assets.

We do not own a majority voting interest in Australia’s TEN Group, nor do we control its management or strategic direction. There can be no assurance that TEN Group will not take any actions that could have a material adverse effect on our economic or ownership interest in such entities.

We do not own a majority voting interest in the companies that own the Turkish broadcast licences and we are not permitted under Turkish law to have an equity interest in more than one broadcast licence and our ownership is restricted to 25% equity ownership of the licence.

We may be adversely affected by changes in government incentive programs for Canadian program production.

The CRTC requires Canadian broadcasters to broadcast certain amounts of content of Canadian origin. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Television Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could have an adverse effect on our business, financial condition or results of operations.

We may be adversely affected by changes to our insurance coverage.

We believe that our current levels of property and casualty insurance and director and officer liability insurance coverage adequately address all material insurable risks, provide coverage that is similar to that which would be maintained by prudent owners of similar businesses and assets, and are subject to certain deductibles, limits and exclusions which are customary or reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that (i) such insurance coverage will continue to be offered on economically feasible terms, (ii) all events which could give rise to a loss or liability will be insurable, or (iii) the amounts of insurance coverage will at all times be sufficient to cover each and every material loss or claim which may occur involving our assets or operations.

We are subject to extensive environmental regulations.

We are subject to a variety of Canadian and foreign environmental laws and regulations concerning emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect our properties and require further study or remedial measures. There can be no assurance that all environmental liabilities have been identified, that any prior owner of the properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist at any of our properties.

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our future tax assets and liabilities, or by changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by taxation authorities in each of the countries in which we operate. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

DIVIDEND POLICY

We do not currently pay dividends. Any future determination to pay dividends will be at the discretion of our Board of Directors from time to time having regard to our capital requirements.

CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors. Each series 1 preference shares is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares are not eligible to vote. Series 2 preference shares are, at our option, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

We are a constrained-share company, of which at least 66.7% of the voting shares must be beneficially owned by persons who are Canadian citizens or corporations controlled in Canada. There is no limit on the number of non-voting shares that a non-Canadian can hold.

Any Canadian citizen purchasing non-voting shares can present them for registration as either subordinate voting shares or non-voting shares. Non-voting shares can be purchased by anyone, Canadian or otherwise. Subordinate voting shares purchased by a non-Canadian will, upon registration of transfer, be converted into non-voting shares by the our registrar, Computershare Trust Company of Canada.

CREDIT RATINGS

We, and our wholly owned subsidiary CanWest MediaWorks Inc., have received the following credit ratings from each of Dominion Bond Rating Service Limited (“DBRS”), Standard & Poors Rating Services (“S&P”) and Moody’s Investors Service (Moody’s”) (each a “Rating Agency”):

	DBRS	S & P	Moody’s
Corporate rating	BB Under review	B + /Negative	Ba3 /Negative
Senior subordinated notes	B (high) Under review	B –	B2

Dominion Bond Rating Service

DBRS’ credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BB by DBRS is in the middle of three subcategories within the fifth highest of ten major categories and a rating of B is in the sixth highest of ten major categories. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “(high)” and “(low)” grades are not used for the AAA category.

In July 2006, DBRS placed the ratings of CanWest MediaWorks Inc. “Under Review with Negative Implications” due to weaknesses in operating results which would impact the Company’s ability to reduce debt in the near term and potentially impact its ability to meet banking covenants. Previously, in October 2005, DBRS confirmed the ratings of CanWest MediaWorks Inc. following the completion of the initial public offering of units of the Fund.

DBRS indicated that the ratings will remain under review until they are satisfied that the Company will not violate its credit agreement, whether through improved operating results or amendments to its credit facility.

Standard & Poor’s Ratings Services

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from the highest to lowest quality of such securities rated. According to S&P, the B rating is the sixth highest of ten major rating categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

In April 2006, S&P rated CanWest MediaWorks Inc. Corporate Credit at B+/ Negative. The negative outlook reflected weak credit rates and challenges faced in turning around the Canadian Broadcasting division. At the same time, S&P affirmed the B- rating of CanWest MediaWorks Inc.’s senior subordinated notes.

Previously, in September 2005, S&P placed credit ratings on CanWest MediaWorks Inc. on CreditWatch with developing implications. The CreditWatch placement followed the filing of the registration statement by CanWest MediaWorks in connection with the initial public offering of the CanWest MediaWorks Income Fund. S&P had previously assigned a B+ / Stable rating to the corporate rating.

Moody’s Investors Service

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories and a rating of B is in the sixth highest of the nine major categories. Moody’s applies numerical modifiers 1 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

In November 2006, Moody’s confirmed CanWest MediaWorks Inc. Ba3 Corporate Family Rating and B2 Senior Subordinate Rating with a negative outlook. In confirming the ratings, Moody’s believe that while recent underperformance has significantly weakened the Company’s key credit metrics, the potential for Canadian television operations to improve from a historically low base in addition to ongoing cost reduction measures should help to reduce adjusted consolidated leverage. Moody’s also recognized the significant and established positions the Company maintains in the Canadian newspaper publishing sector and the value of its cash yielding investments in Network TEN and other global media properties. Moody’s also noted that it believes CanWest has both the ability and desire to strengthen its balance sheet, which could occur through further asset sales in the near term. The negative outlook reflects Moody’s view that key credit metrics will remain weakly positioned within the Ba3 rating category over the next couple of years. Also, while Moody’s expects improved results from the Company’s Canadian television business, supporting trends are only very recent and need to be sustained for the current ratings to hold.

Also, in November, Moody’s upgraded CanWest MediaWorks Inc. Speculative Grade Liquidity Rating to SGL-2 from SGL-3. This change follows the reduction in CanWest MediaWorks Inc. legal entity bank facility usage from asset sale proceeds as well as amendments to the bank covenants which eased liquidity pressures, such that Moody’s now considers the Company’s liquidity position to be good.

In July 2006, Moody’s placed the ratings of CanWest MediaWorks Inc. under review for possible downgrade. At the same time, Moody’s lowered CanWest MediaWorks Inc.’s speculative grade liquidity rating to SGL-3 to SGL-2. The ratings actions followed the release of operating results which were worse than expected.

We understand that the ratings are based on, among other things, information furnished to the Ratings Agencies by us and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given by the Ratings Agencies are not recommendations to buy hold or sell any of our securities since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

MARKET FOR SECURITIES

Subordinate and Non Voting Shares

The Subordinate Voting Shares are listed for trading on The Toronto Stock Exchange (the “TSX”)under the symbol CGS. The Non-Voting Shares are listed for trading on the TSX under the symbol CGS.A and on The New York Stock Exchange (the “NYSE”) under the symbol CWG.

The price range and volume of trading of our subordinate voting stock (CGS) on the TSX for the period from September 2005 to August 2006 are as follows:

Date	High	Low	Close	Volume
Aug-06	9.48	8.26	8.74	3,802,899
Jul-06	9.19	8.19	8.83	3,683,197
Jun-06	9.53	7.92	8.30	6,343,832
May-06	9.74	8.00	9.35	9,824,698
Apr-06	10.10	9.25	9.50	14,198,025
Mar-06	10.28	9.45	9.87	11,588,152
Feb-06	10.14	9.00	9.58	12,098,856
Jan-06	9.81	8.80	9.05	9,727,620
Dec-05	10.38	9.30	9.64	14,235,812
Nov-05	11.35	9.79	10.25	13,300,773
Oct-05	13.30	10.75	11.10	10,492,600
Sep-05	15.43	12.94	13.00	30,334,023

The price range and volume of trading of our non-voting stock (CGS.A) on the TSX for the period from September 2005 to August 2006 are as follows:

Date	High	Low	Close	Volume
Aug-06	9.43	8.31	8.63	69,007
Jul-06	9.03	7.90	9.02	121,955
Jun-06	9.43	8.00	8.28	337,375
May-06	9.75	8.52	9.20	212,984
Apr-06	10.00	9.01	9.45	117,923
Mar-06	10.90	9.48	9.81	61,773
Feb-06	10.30	8.95	9.50	166,434
Jan-06	9.78	8.80	9.00	156,330
Dec-05	10.34	9.31	9.60	151,395
Nov-05	11.24	9.92	10.28	125,233
Oct-05	13.25	10.78	11.07	135,400
Sep-05	15.40	12.65	12.97	202,947

The price range and volume of trading of our non-voting stock (CWG) on the NYSE for the period from September 2005 to August 2006 are as follows (in US$):

Date	High	Low	Close	Volume
Aug-06	8.35	7.45	7.81	38,900
Jul-06	7.97	7.31	7.87	76,900
Jun-06	8.51	7.13	7.40	81,100
May-06	8.78	7.86	8.36	29,700
Apr-06	8.65	8.15	8.43	50,400
Mar-06	8.80	8.30	8.40	18,900
Feb-06	8.66	7.85	8.40	58,100
Jan-06	8.45	7.71	7.90	131,600
Dec-05	8.90	7.95	8.25	22,600
Nov-05	9.49	8.80	8.85	49,700
Oct-05	11.35	9.18	9.36	89,500
Sep-05	13.05	11.05	11.24	80,000

Debt Securities

Our 8% Senior Subordinated Notes due September, 2012 are registered with the Securities Exchange Commission, unlisted, and eligible for trading in The Portal Market™, an electronic screen based system which permits the trading of eligible privately placed securities by certain qualified institutional investors.

The trading levels for these debt securities for the 2006 fiscal year are as follows:

	8.00% due 9/15/2012
	High	Low	Close
September 2005	107.000	104.875	106.125
October 2005	106.125	104.750	104.750
November 2005	104.750	102.500	102.500
December 2005	103.000	102.000	102.125
January 2006	102.625	101.250	101.250
February 2006	102.625	100.000	102.500
March 2006	102.625	101.500	102.500
April 2006	102.000	101.000	101.375
May 2006	101.500	100.500	100.750
June 2006	100.7500	98.750	99.000
July 2006	99.250	96.500	97.500
August 2006	97.500	96.125	96.750

Source: FT Interactive, via Advantage Data.

Note: Prices are expressed as a percentage of par.

DIRECTORS AND OFFICERS

The following table sets out certain information with respect to the directors and executive officers of CanWest Global Communications Corp. as of the date hereof.

Name and Municipality of Residence	Office or Position with Company	Principal Occupation	Position Since

David A. Asper(1) Winnipeg, Manitoba	Director, Executive Vice President and Chairman of The National Post Company	Executive Vice President of the Company Chairman of The National Post Company	January 1997

Gail S. Asper Winnipeg, Manitoba	Secretary and Director	Secretary of the Company	February 1992

Leonard J. Asper Toronto, Ontario	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	January 1997

Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.(1)(3)(4) Regina Beach, Saskatchewan	Director	President Emeritus, University of Regina	February 1992

Derek Burney, OC(2) (3) Ottawa, Ontario	Chair of the Board of Directors and Director	Senior Strategic Advisor, Ogilvy Renault LLP	April 2005

Ronald J. Daniels(3) Ardmore, Pennsylvania	Director	Provost, University of Pennsylvania	January 2004

David J. Drybrough, F.C.A (1)(4) East St. Paul, Manitoba	Director	Business Consultant	March 2003

Paul V. Godfrey, C.M. (2)(3) Toronto, Ontario	Director	President and Chief Executive Officer, Toronto Blue Jays Baseball Club	January 2004

Frank W. King, OC, P.Eng(2)(3) Calgary, Alberta	Director	President, Metropolitan Investment Corp.	November 2004

Richard M. Leipsic Winnipeg, Manitoba	Senior Vice President and General Counsel	Senior Vice President and General Counsel of the Company	January 1999

John E. Maguire Winnipeg, Manitoba	Chief Financial Officer	Chief Financial Officer of the Company	January 1996

Lisa M. Pankratz, CA, CFA(1)(4) Vancouver, British Columbia	Director	President, Mackenzie Cundill Investment Management Ltd.	April 2005

Thomas C. Strike Winnipeg, Manitoba	President, CanWest MediaWorks International	President, CanWest MediaWorks International	October 2004

Peter D. Viner Toronto, Ontario	President and CEO, Canadian Operations	President and CEO, Canadian Operations	June 2005

(1)	Member of the Pension Committee.
(2)	Member of the Governance and Nominating Committee.
(3)	Member of the Human Resources Committee.
(4)	Member of the Audit Committee.

All of the directors serve one-year terms and are elected at our annual meeting of shareholders. The term of office of each of the current directors will expire at our annual meeting of shareholders to be held on January 11, 2007.

Each of our directors and officers has been engaged for more than five years in his or her present principal occupation or in other capacities with us (or one of our predecessors) in which he or she currently holds his or her principal occupation except: David A. Asper who, prior to January 2003 was President, Daremax Enterprises Inc; Ronald J. Daniels, who, prior to July 2005, was Dean of the Faculty of Law at the University of Toronto; David J. Drybrough, who prior to January 2004 was Vice President, Finance of Gendis Inc.; Derek H. Burney, who prior to September 2004 was President and Chief Executive Officer of CAE Inc.; and Lisa M. Pankratz who prior to October 2006, was President, Chief Compliance Officer and a Director of Cundill Investment Research Ltd. and Chief Compliance officer of The Cundill Group and prior to August 2002 was a corporate consultant and advisor. On November 16, 2006, the Board set at ten, the number of directors to be elected at the annual meeting of shareholders.

Certain of the directors and executive officers hold voting securities in us as described under the section entitled “Election of Directors” in the Management Information Circular dated November 16, 2006 and such information is incorporated by reference herein.

As of November 16, 2006, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 76,785,976 Multiple Voting Shares, 3,637,107 Subordinate Voting Shares and 556 Non-Voting Shares which represented 100%, 3.7% an 0.04% of the total shares issued, respectively.

LEGAL PROCEEDINGS

CBL Litigation

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. (“CBL”) filed a statement of claim against us, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest Global Communications Corp. We redeemed the special preference shares for $57.7 million on December 18, 2002. This action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim.

By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages).

The defendants filed a statement of defense and counterclaim on June 20, 2005 In its defense and counterclaim, the defendants deny the plaintiffs’ claim for damages and further assert that by not dissenting to the amalgamation the plaintiffs waived or are estopped from asserting claims in the action, including for appraisal, fair value or oppression. The defendants also plead that the plaintiff’s claim is barred with respect to any matter, facts, or conduct prior to six years preceding the filing of the statement of claim in Manitoba. In its counterclaim, we (plaintiff by counterclaim) claim against the plaintiffs (defendants by counterclaim) repayment of the difference between the fair value of the shares held by the defendants in CBL and $57.7 million.

The defendants filed a reply and defense to our counterclaim on September 6, 2005.

Hollinger Litigation

We have referred to arbitration disputes related to approximately $95 million we claim to be owed by Hollinger International Inc. and certain of its affiliates related to certain unresolved matters arising from our November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and certain of its affiliates. In the arbitration, Hollinger International claims that it and certain of its affiliates are owed approximately $108 million by CanWest under the relevant agreement.

Other Litigation

We are one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. While the final outcome of these proceedings cannot be predicted with certainty, any liability that may arise is not expected to have a material effect on our financial position or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In October 2005 we settled senior subordinated notes held by CanWest Communications Corporation, our former parent, with a book value of $50 million (US$42 million) under the same terms offered to unrelated senior subordinated note holders for $55 million. For the year end August 31, 2006 interest expense related to this debt was $1 million (2005- $6 million).

A company affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which we are a tenant. During 2006, rent paid to this company amounted to $1million (2005 - $1 million). In addition, the company has incurred $500,000 of building development expenses payable to this company.

INTEREST OF EXPERTS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, at its offices in Winnipeg, Manitoba who have prepared an independent auditor’s report dated November 2, 2006 in respect of our consolidated financial statements with accompanying notes as of and for the years ended August 31 2006 and 2005 and in respect of our internal controls over financial reporting as of August 31, 2006. PricewaterhouseCoopers LLP has advised us they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada

Calgary, Canada

Bank of Nova Scotia Trust Company of New York

New York City, U.S.A.

ADDITIONAL INFORMATION

Additional information relating to us may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our management information circular dated November 16, 2006 for the annual meeting of shareholders to be held on January 11, 2007.

Additional financial information is provided in our financial statements and management discussion and analysis for the year ended August 31, 2006.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

Our audit committee charter is attached as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is chaired by David J. Drybrough and also includes Lloyd L. Barber and Lisa M. Pankratz. All members of the audit committee are independent and financially literate as defined under Multilateral Instrument 52-110 and do not receive any compensation from us, either directly or indirectly, other than for service as a member of the Board of Directors and its committees.

Relevant Education and Experience

The members of our Audit Committee possess considerable education and business experience relevant to the performance of their audit committee responsibilities, as described below:

David J. Drybrough

Business Consultant

Mr. Drybrough, a Chartered Accountant by training, was, from his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP (then known as Coopers & Lybrand) Vice President, Finance of Winnipeg based Gendis Inc. until January 2004. From March 2005 to August 2006 he was Chair of our Board of Directors. Mr. Drybrough is Chair of our audit committee and is a director and Chair of the Audit Committee of CanWest MediaWorks (Canada) Inc. Mr. Drybrough serves as a director and chair of the Audit Committee of Fort Chicago Energy Partners LP.

Dr. Lloyd I. Barber

President Emeritus, University of Regina

Dr. Barber is President Emeritus of the University of Regina. He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. He serves as a director of several major public Canadian companies such as Teck Cominco Ltd., Greystone Capital Management and Fording Trust.

Lisa M. Pankratz

President, Mackenzie Cundill Investment Managemnt Ltd.

Ms Pankratz, a Chartered Accountant and a Chartered Financial Analyst, is President, Mackenzie Cundill Investment Management Ltd. Prior to her appointment to this position in September 2006, she was President, Chief Compliance Officer and a Director of Cundill Investment Research Ltd. and Chief Compliance officer of The Cundill Group from August 2002 to September 2006. Prior this, she was a corporate consultant and advisor from August 2000 until July 2002. Ms Pankratz is a Director of The Insurance Corporation of British Columbia.

Principal Accountant Fees and Services

The Audit Committee establishes the external auditors’ compensation. For the years ended August 31, 2006 and August 31, 2005, we paid fees to PricewaterhouseCoopers LLP and its affiliates as follows:

For the year ended August 31,	2006	2005
	$000	$000
Audit services	6,335	3,092
Audit related services(1)	1,243	1,759
Tax services(2)	716	794

	8,294	5,645

(1)	Audit related fees include fees for employee benefit plan audits, special audits in connection with the sale of certain operations and consultations concerning financial accounting and reporting standards.
(2)	Tax services relate to the review of foreign affiliate surplus calculations, consultations with respect to indirect taxation matters and consultations with respect to tax structuring for acquisitions, divestitures, and financing arrangements, including assistance to internal and external legal counsel.

Our Audit Committee pre-approved all audit and non-audit services provided to us or our consolidated subsidiaries. Our Audit Committee has adopted a pre-approval policy pursuant to which specific categories of services have been pre-approved. Engagements pursuant to the pre-approval policy require specific pre-approval as soon as they appear likely to exceed $50,000 in fees. The chair of the Audit Committee is authorized to pre-approve services on behalf of the Audit Committee provided that the chair reports such approvals to the committee. The Audit Committee receives quarterly reports from PricewaterhouseCoopers LLP on the nature and fee levels of all services.

SCHEDULE A

CanWest Global Communications Corp.

AUDIT COMMITTEE CHARTER

1.	DEFINITIONS

In this Charter the following terms have the meaning set out below.

“Affiliated Entity” A person or company is considered to be an Affiliated Entity of another person or company if one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or the person or company is (i) both a director and an employee of an Affiliated Entity or (ii) an Executive Officer, general partner or management member of an Affiliated Entity.

“Audit Services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.

“Board” means the Board of Directors of the Corporation.

“Committee” means the Audit Committee of the Board.

“Control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

“Corporation” means CanWest Global Communications Corp.

“Director” means an individual elected to the Board as a Director by shareholders at the annual meeting of shareholders of the Corporation or appointed to the Board.

“Executive Officer” of an entity means an individual who is (i) a chair of the entity; (ii) a vice-chair of the entity; (iii) the president of the entity; (iv) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (v) an officer of the entity or any of its Subsidiary Entities who performs a policy-making function in respect of the entity; or (vi) any other individual who performs a policy-making function in respect of the entity.

“Financially Literate” An individual is Financially Literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

“Independent Director” means a Director who has no direct or indirect material relationship with the Corporation.

“Material Relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment and includes:

(i)	an individual who is, or has been, an employee or Executive Officer of the Corporation, unless the prescribed period has elapsed since the end of the service or employment;

(ii)	an individual whose Immediate Family Member is, or has been, an Executive Officer of the Corporation, unless the prescribed period has elapsed since the end of service or employment;

(iii)	an individual who is, or has been an Affiliated Entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(iv)	an individual whose Immediate Family Member is, or has been, an Affiliated Entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(v)	an individual who is, or has been, or whose Immediate Family Member is or has been, an Executive Officer of an entity if any of the Corporation’s current Executive Officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(vi)	an individual who has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any Subsidiary Entity of the Corporation other than as remuneration for acting in his or her capacity as a Member of the Board or any board committee, or as a part-time chair or vice-chair of the Board or any board committee or receives, or whose Immediate Family Member receives, more than $75,000 per year in direct compensation from the Corporation, other than as remuneration for acting in his or her capacity as a Member of the Board or any board committee, or as a part-time chair or vice-chair of the Board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation; and

(vii)	an individual who is an Affiliated Entity of the Corporation or any of its Subsidiary Entities.

For the purposes of subclause (vi), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home or an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or Executive Officer or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any Subsidiary Entity of the Corporation.

“MD&A” has the meaning ascribed to it in National Instrument 51-102.

“Member” means a Director.

“National Instrument 51-102” means National Instrument 51-102, Continuous Disclosure Obligations.

“Non-Audit Services” means services other than Audit Services.

“prescribed period” means the shorter of the period commencing on March 30, 2004 and ending immediately prior to the determination required herein and the three (3) year period ending immediately prior to the determination required herein.

“Subsidiary Entity” A person or company is considered to be a Subsidiary Entity of another person or company if (i) it is controlled by that other, or that other and one or more persons or companies each of which is controlled by that other, or two or more persons or companies, each of which is controlled by that other, or (ii) it is a Subsidiary Entity of a person or company that is the other’s Subsidiary Entity.

2.	OBJECTIVES

The main objectives of the Committee are to:

(a)	assist the Board in meeting its responsibilities for identification of the principal risks of the business of the Corporation including financial, accounting and legal matters and for evaluating the internal systems and controls intended to manage such risks;

(b)	evaluate the accuracy and credibility of the financial reports prepared by management;

(c)	support and preserve the independence of the audit function;

(d)	provide effective oversight of the financial reporting process and to report regularly to the Board on its activities and findings;

(e)	recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation and the compensation of the external auditor;

(f)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(g)	pre-approve all Non-Audit Services to be provided to the Corporation or its Subsidiary Entities by the Corporation’s external auditor;

(h)	review the Corporation’s financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information;

(i)	satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph (h), and must periodically assess the adequacy of those procedures;

(j)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(k)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

3.	COMPOSITION

(a)	The Committee shall be composed of not less than three Members, all of whom shall be Independent Directors and all of whom shall be Financially Literate. Notwithstanding the foregoing, a Member who is not Financially Literate may be appointed to Committee provided that the Member becomes Financially Literate within a reasonable period of time following his or her appointment.

(b)	Members shall serve for a one year term unless they resign, and may be reappointed to serve consecutive terms.

(c)	The Chair and the Secretary of the Committee shall be appointed by the Board.

(d)	The Committee shall meet at least four times per year and may meet more often if required.

(e)	A quorum at meetings of the Committee shall be two Members.

(f)	The Committee shall establish its own procedures, including the timing and place of meetings and such other procedures as it considers necessary or advisable.

The Chair of the Board and Chief Executive Officer, the Chief Financial Officer, and, if any, the President and Chief Operating Officer, shall be entitled to attend all meetings of the Committee unless they are requested by the Committee not to do so.

4.	AUTHORITY

The primary responsibility for the Corporation’s financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board. The Committee is a standing committee of the Board established to assist the Board in fulfilling its responsibilities in this regard.

The Committee shall have unrestricted direct access to the Corporation’s personnel, documents, external auditors and internal auditors and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to engage independent counsel and other advisers as it deems necessary to carry out its duties and to set and pay the compensation for any advisers so engaged. In carrying out its mandate, the Committee’s review of the various activities of the Corporation shall include such investigation, analysis and approval of such activities as it may consider necessary.

5.	RESPONSIBILITIES

The responsibilities of the Committee shall be:

(a)	ANNUAL FINANCIAL INFORMATION

Review with management and, where appropriate, with the external auditors and recommend or report to the Board with regard to:

•	the annual financial statements and the accounting policies, accounting judgements, accruals, estimates, material related party transactions and other matters relevant to their preparation.

•	MD&A to be included in the Annual Report.

•	other financial information to be included in the Annual Report.

•	the Annual Information Form (AIF).

•	the status of any material pending or threatened litigation.

•	annual press releases.

•	other matters in connection with the annual external audit including:

(i)	the scope of the engagement and procedures to be followed

(ii)	audit fees

(iii)	an assessment by the external auditors of the quality and acceptability of the Corporation’s accounting practices as applied in its financial reporting.

(b)	QUARTERLY REPORTS

•	Review and approve the process, including the degree of involvement of the external auditors, for the preparation of quarterly reports to ensure their accuracy and reliability.

•	Review with management and with the external auditors and approve, prior to release, any quarterly report to shareholders (including the unaudited year-end financial results as part of the 4th quarter report).

•	Review with management and recommend for adoption by the Board quarterly press releases.

(c)	OTHER PUBLIC DISCLOSURE DOCUMENTS

•	Review the process for the preparation of prospectuses and offering memoranda and other public disclosure documents to ensure their accuracy and reliability.

(d)	ACCOUNTING SYSTEMS AND INTERNAL CONTROLS

•	Advise the Board on the adequacy, accuracy, timeliness and reliability of financial reports and on the efficacy of internal accounting, auditing and management control procedures.

(e)	INTERNAL AUDIT

•	Review the resources, budget, reporting relationships and planned activities and results of the internal audit function.

(f)	LEGISLATIVE COMPLIANCE

•	Review compliance with withholding and other deductions, remittances requirements e.g. Income tax, Canada Pension Plan.

(g)	REPORTING

•	Report to the Board on the results of monitoring compliance with the Corporation’s business conduct standards and potential conflicts of interest.

•	Report, through the Chair, to the Board following each meeting of the Committee on the major items of discussion, decisions and recommendations made by the Committee.

(h)	DUE DILIGENCE

•	Report to the Board annually regarding receipt of certificates from management confirming compliance with:

(i)	all required withholding, deductions and remittances

(ii)	Corporate business conduct standards

(i)	INDEPENDENCE OF EXTERNAL AUDITORS

•	Obtain annually from the external auditors a formal written independence affirmation disclosing all relationships between them and their related entities and the Corporation and its related entities and engage in a dialogue with them if any disclosed relationship or service may impact their objectivity and independence.

(j)	APPOINTMENT AND FEES OF EXTERNAL AUDITORS

•	Review the performance of and service provided by the external auditors and make recommendation to the Board concerning the appointment and fees of external auditors for the ensuing financial year.

6.	OTHER

(a)	Make recommendations to the Board relating to its responsibilities herein.

(b)	Annually review currency/appropriateness of the Charter and report to the Board in that regard.